Afya Limited

Consolidated financial statements

as of December 31, 2021 and 2020 and

for the years ended December 31, 2021, 2020 and 2019

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

Afya Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Afya Limited (the Company) as of December 31, 2021 and 2020, the related consolidated statements of income and comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board - IASB.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosure to which it relates.

Accounting for Business combinations

Description of the Matter
As described in Note 5 of the consolidated financial statements, the Company, through its wholly owned subsidiary Afya Participações S.A., completed the acquisition of several entities during the year ended December 31, 2021 for a total aggregated purchase consideration of R$ 1,234,460 thousand. Such transactions were accounted for as business combinations, in accordance with the requirements of IFRS 3 Business Combinations, and the Company estimated the fair value of net assets acquired for each one of those acquisitions, including acquired intangible assets.

Auditing the Company's accounting for such acquisitions was complex and involved significant auditor judgement due to the significant estimation uncertainty in the Company’s determination of the fair value of identified intangible assets of R$861,031 thousand, which principally consisted of licenses, customer relationships, trademark and developed technology. The significant estimation uncertainty was primarily due to the sensitivity of the respective fair values to underlying assumptions about the future performance of the acquired businesses. The Company used valuation techniques to measure licenses, customer relationships, trademark and developed technology. The significant assumptions used to estimate the value of these intangible assets included discount rates and certain assumptions that form the basis of the forecasted results, such as revenue growth rates, projected profit margins and royalty rates. These significant assumptions are forward looking and could be affected by future economic events and market conditions.
How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of the Company's controls over accounting for business combinations, including controls over the recognition and measurement of identifiable intangible assets. For example, we tested controls over management's evaluation of underlying assumptions in the valuation models applied, and we also tested management's controls over the data used in the valuation models.

To test the estimated fair value of the intangible assets acquired, we performed audit procedures that included, among others, evaluating the valuation methodology and the significant assumptions used by the Company; obtaining the reports prepared by the Company´s valuation specialist; testing the completeness and accuracy of underlying data used in the estimation of fair value of intangible assets acquired; involving our valuation specialists to assist with the evaluation of the methodology and key assumptions used by the Company and comparing the key assumptions used to the ones used by the Company in relation to past acquisitions and available third-party industry information. We also assessed the Company’s disclosures in Note 5 to the consolidated financial statements.

/s/ ERNST & YOUNG

Auditores Independentes S.S.

We have served as the Company's auditor since 2016.

Belo Horizonte, Brazil

March 31, 2022

Afya Limited

Consolidated statements of financial position

As of December 31, 2021 and 2020

(In thousands of Brazilian reais)

	Notes	2021	2020
Assets
Current assets
Cash and cash equivalents	6	748,562	1,045,042
Trade receivables	7	378,351	302,317
Inventories		11,827	7,509
Recoverable taxes		25,579	21,019
Other assets	9	42,533	29,614
Total current assets		1,206,852	1,405,501

Non-current assets
Restricted cash		-	2,053
Trade receivables	7	27,442	7,627
Other assets	9	180,306	74,037
Investment in associate	10	48,477	51,410
Property and equipment	11	419,808	260,381
Right-of-use assets	13.2.2	663,686	419,074
Intangible assets	12	3,900,835	2,573,010
Total non-current assets		5,240,554	3,387,592

Total assets		6,447,406	4,793,093

Liabilities
Current liabilities
Trade payables		59,098	35,743
Loans and financing	13.2.1	128,720	107,162
Lease liabilities	13.2.2	24,955	61,976
Accounts payable to selling shareholders	13.2.3	239,849	188,420
Notes payable	13.2.4	14,478	10,503
Advances from customers		114,585	63,839
Labor and social obligations		131,294	77,855
Taxes payable		26,715	32,976
Income taxes payable		11,649	4,574
Other liabilities		15,163	6,331
Total current liabilities		766,506	589,379

Non-current liabilities
Loans and financing	13.2.1	1,246,156	510,323
Lease liabilities	13.2.2	689,130	385,727
Accounts payable to selling shareholders	13.2.3	439,977	329,820
Notes payable	13.2.4	58,248	65,678
Taxes payable		96,598	21,425
Provision for legal proceedings	23	148,287	53,139
Other liabilities		2,486	3,822
Total non-current liabilities		2,680,882	1,369,934
Total liabilities		3,447,388	1,959,313

Equity
Share capital	17	17	17
Additional paid-in capital		2,375,344	2,323,488
Share-based compensation reserve		94,101	50,724
Treasury stock		(152,630)	-
Retained earnings		631,317	407,991
Equity attributable to equity holders of the parent		2,948,149	2,782,220
Non-controlling interests		51,869	51,560
Total equity		3,000,018	2,833,780

Total liabilities and equity		6,447,406	4,793,093

The accompanying notes are an integral part of the consolidated financial statements.

F-2

Afya Limited

Consolidated statements of income and comprehensive income

For the years ended December 31, 2021, 2020 and 2019

(In thousands of Brazilian reais, except earnings per share)

	Notes	2021	2020	2019

Net revenue	19	1,719,371	1,201,191	750,630
Cost of services	20	(652,300)	(434,654)	(308,853)
Gross profit		1,067,071	766,537	441,777

General and administrative expenses	20	(622,615)	(402,855)	(239,120)
Other (expenses) income, net		(3,561)	(347)	2,594

Operating income		440,895	363,335	205,251

Finance income	21	64,566	62,290	51,689
Finance expenses	21	(243,796)	(98,269)	(72,365)
Finance result		(179,230)	(35,979)	(20,676)

Share of income of associate	10	11,797	7,698	2,362

Income before income taxes		273,462	335,054	186,937

Income taxes expenses	22	(31,179)	(27,067)	(14,175)

Net income		242,283	307,987	172,762

Other comprehensive income		-	-	-
Total comprehensive income		242,283	307,987	172,762

Income attributable to
Equity holders of the parent		223,326	292,075	153,916
Non-controlling interests		18,957	15,912	18,846
		242,283	307,987	172,762
Basic earnings per share
Per common share	18	2.39	3.15	2.03
Diluted earnings per share Per common share	18	2.37	3.12	2.02

The accompanying notes are an integral part of the consolidated financial statements.

F-3

Afya Limited

Consolidated statements of changes in equity

For the years ended December 31, 2021, 2020 and 2019

(In thousands of Brazilian reais)

	Equity attributable to equity holders of the parent
	Share capital	Additional paid-in capital	Treasury shares	Share-based compensation reserve	Legal reserve	Retained earnings reserve	Retained earnings	Total	Non-controlling interests	Total equity
Balances at January 1, 2019	315,000	125,014	-	2,161	7,223	52,584	-	501,982	88,372	590,354

Net income	-	-	-	-	-	-	153,916	153,916	18,846	172,762
Total comprehensive income	-	-	-	-	-	-	153,916	153,916	18,846	172,762
Capital increase with cash	150,000	-	-	-	-	-	-	150,000	-	150,000
Capital increase from shares contribution of shareholders	48,768	36,358	-	-	-	-	-	85,126	(44,774)	40,352
Capital increase from the corporate reorganization	122,062	137,051	-	-	-	-	-	259,113	-	259,113
Share-based compensation	1	17,627	-	18,114	-	-	-	35,742	-	35,742
Alllocation to additional paid-in capital	-	33,001	-	-	-	(33,001)	-	-	-	-
Dividends declared	-	-	-	-	-	-	(38,000)	(38,000)	(13,812)	(51,812)
Dividends cancelled	-	-	-	-	-	4,107	-	4,107	-	4,107
Corporate reorganization	(635,830)	668,904	-	(2,161)	(7,223)	(23,690)	-	-	-	-
Issuance of common shares in initial public offering	16	992,762	-	-	-	-	-	992,778	-	992,778
Shares issuance cost	-	(79,670)	-	-	-	-	-	(79,670)	-	(79,670)
Balances at December 31, 2019	17	1,931,047	-	18,114	-	-	115,916	2,065,094	48,632	2,113,726

Net income	-	-	-	-	-	-	292,075	292,075	15,912	307,987
Total comprehensive income	-	-	-	-	-	-	292,075	292,075	15,912	307,987
Capital increase from shares contribution of shareholders	-	17,531	-	-	-	-	-	17,531	-	17,531
Issuance of common shares in follow-on public offering	-	389,170	-	-	-	-	-	389,170	-	389,170
Shares issuance cost	-	(19,704)	-	-	-	-	-	(19,704)	-	(19,704)
Dividends declared	-	-	-	-	-	-	-	-	(12,984)	(12,984)
Shared-based compensation	-	5,444	-	32,610	-	-	-	38,054	-	38,054
Balances at December 31, 2020	17	2,323,488	-	50,724	-	-	407,991	2,782,220	51,560	2,833,780

Net income	-	-	-	-	-	-	223,326	223,326	18,957	242,283
Total comprehensive income	-	-	-	-	-	-	223,326	223,326	18,957	242,283
Capital increase	-	74,500	-	-	-	-	-	74,500	-	74,500
Treasury shares	-	-	(213,722)	-	-	-	-	(213,722)	-	(213,722)
Treasury shares transferred from exercise of options	-	(21,861)	55,197	-	-	-	-	33,336	-	33,336
Treasury shares transferred from shares contribution on business combination	-	(783)	5,895	-	-	-	-	5,112	-	5,112
Share-based compensation	-	-	-	43,377	-	-	-	43,377	-	43,377
Dividends declared to non-controlling interests	-	-	-	-	-	-	-	-	(18,648)	(18,648)
Balances at December 31, 2021	17	2,375,344	(152,630)	94,101	-	-	631,317	2,948,149	51,869	3,000,018

The accompanying notes are an integral part of the consolidated financial statements.

F-4

Afya Limited

Consolidated statements of cash flows

For the years ended December 31, 2021, 2020 and 2019

(In thousands of Brazilian reais)

	2021	2020	2019
Operating activities
Income before income taxes	273,462	335,054	186,937
Adjustments to reconcile income before income taxes
Depreciation and amortization	154,220	108,744	73,152
Disposals of property and equipment	1,604	-	78
Disposals of intangible	2,374	-	-
Allowance for doubtful accounts	47,819	32,081	15,040
Share-based compensation expense	43,377	32,610	18,114
Net foreign exchange differences	17,973	4,613	(13,321)
Net loss (gain) on derivatives	-	(20,739)	1,780
Accrued interest	108,437	25,543	24,002
Accrued lease interest	67,212	44,458	31,469
Share of income of associate	(11,797)	(7,698)	(2,362)
Provision for legal proceedings	10,664	5,354	(2,568)
Changes in assets and liabilities
Trade receivables	(79,665)	(164,286)	(35,556)
Inventories	(3,720)	(3,110)	(236)
Recoverable taxes	(2,327)	(13,709)	(3,940)
Other assets	(19,425)	(23,902)	(7,403)
Trade payables	14,479	4,475	3,029
Taxes payables	(14,902)	(552)	4,940
Advances from customers	36,009	(1,951)	19,324
Labor and social obligations	23,449	11,125	6,124
Other liabilities	(2,693)	22,771	(10,881)
	666,550	390,881	307,722
Income taxes paid	(35,683)	(19,374)	(8,506)
Net cash flows from operating activities	630,867	371,507	299,216

Investing activities
Acquisition of property and equipment	(125,869)	(89,832)	(56,964)
Dividends received	11,770	-	-
Acquisition of intangibles assets	(150,931)	(47,753)	(64,745)
Restricted cash	8,103	14,788	7,530
Payments of notes payable	(11,068)	(5,974)	-
Acquisition of subsidiaries, net of cash acquired	(1,006,057)	(913,991)	(241,568)
Loans to related parties	-	-	1,598
Net cash flows used in investing activities	(1,274,052)	(1,042,762)	(354,149)

Financing activities
Issuance of loans and financing	809,539	605,041	7,383
Payments of loans and financing	(158,076)	(155,090)	(75,093)
Payments of lease liabilities	(87,751)	(55,455)	(39,779)
Treasury shares	(213,722)	-	-
Capital increase	-	5,444	167,628
Dividends paid to non-controlling interests	(18,648)	(12,984)	(51,812)
Proceeds from shares public offering	-	389,170	992,778
Share-based compensation plan receipts	33,336	-	-
Share issuance costs	-	(19,704)	(79,670)
Net cash flows from (used in) financing activities	364,678	756,422	921,435
Net foreign exchange differences	(17,973)	16,666	14,447
Net increase in cash and cash equivalents	(296,480)	101,833	880,949
Cash and cash equivalents at the beginning of the year	1,045,042	943,209	62,260
Cash and cash equivalents at the end of the year	748,562	1,045,042	943,209

The accompanying notes are an integral part of the consolidated financial statements.

F-5

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

1	Corporate information

Afya Limited (“Afya”), collectively with its subsidiaries referred to as the “Company”, is a holding company incorporated under the laws of the Cayman Islands on March 22, 2019. Afya Limited became the holding company of Afya Participações S.A. (hereafter referred to as “Afya Brazil”), formerly denominated NRE Participações S.A., through the completion of the corporate reorganization in July 2019. Up to that date, Afya Limited did not have commenced operations and had only nominal assets and liabilities and no material contingent liabilities or commitments. Accordingly, Afya Limited’s consolidated financial information substantially reflect the operations of Afya Brazil after the corporate reorganization.

The Company is formed by a network of higher education and post graduate institutions focused on medicine located in 18 Brazilian states forming the largest educational group by the number of medical seats in the country and by services that comprises the development and sale of electronically distributed educational courses on medicine science, related printed and technological educational content. The Company also offers services to empower the physicians in their daily routine providing supporting clinic decisions thought mobile app subscription and deliver practice management tools through a SaaS model.

Corporate reorganization

On March 29, 2019, Afya Brazil merged (i) BR Health Participações S.A. (“BR Health”), a wholly-owned subsidiary of Bozano Educacional II Fundo de Investimento em Participações Multiestratégia (“Crescera”) that controlled Guardaya Empreendimentos and Participações S.A. (“Guardaya”) and was one of Afya Brazil’s shareholders; and (ii) Guardaya which owned 100% of Medcel Editora e Eventos S.A. (“Medcel Editora”) and CBB Web Serviços e Transmissões On Line S.A. (“CBB Web”), focused on medical residency preparation courses located in the state of São Paulo, resulting in the transfer to Afya Brazil of 100% of Medcel Editora and CBB Web and 15% of União Educacional do Planalto Central S.A. (“UEPC”), a medical school located in the Federal District. On June 18, 2019 Afya Brazil acquired an additional 15% interest in UEPC resulting in an interest of 30%.

On July 7, 2019, each of Afya Brazil´s shareholders had agreed to contribute their respective shares on Afya Brazil into Afya Limited, exchanging one common share into 28 Class A or Class B common shares of Afya Limited. The holders of the Class A common shares and Class B common shares have identical rights, except that (i) the holder of Class B common shares is entitled to 10 votes per share, whereas holders of Class A common shares are entitled to one vote per share, (ii) Class B common shares have certain conversion rights and (iii) the holders of Class B common shares are entitled to maintain their proportional ownership interest in the event that common shares and/or preferred shares are proposed to be issued. The holders of Class A common shares and Class B common shares vote together as a single class on all matters (including the election of directors) submitted to a vote of shareholders, unless otherwise required by law and subject to certain exceptions.

F-6

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

Initial public offering

On July 18, 2019, Afya Limited priced its initial public offering (“IPO”) of 13,744,210 Class A common shares, which began trading on the Nasdaq Global Select Market (“NASDAQ”) on July 19, 2019 under the symbol “AFYA”. On July 23, 2019, the underwriters exercised the option to buy an additional 2,061,631 Class A common shares to cover over-allotments, totaling 15,805,841 Class A common shares, which 13,888,887 Class A common shares were offered by Afya Limited and 1,916,954 Class A common shares were offered by the selling shareholders at the initial public offering price. The initial offering price was US$ 19.00 per Class A common share.

On July 23, 2019, the share capital of Afya Limited was increased by 13,888,887 Class A shares through the proceeds received as a result of the IPO of US$ 263,888 thousand (or R$ 992,778). The net proceeds from the IPO were US$ 242,711 thousand (or R$ 913,108), after deducting US$ 15,833 thousand (or R$ 59,566) in underwriting discounts and commissions and other offering expenses totaled US$ 5,344 thousand (or R$ 20,104). The share issuance costs totaled R$ 79,670.

Afya Limited transferred US$ 251,800 thousand (or R$ 961,438) of the net proceeds from the Cayman Islands to bank accounts in Brazil. These deposits were invested on first-line financial institutions in Brazil and denominated in Brazilian reais.

Issuance of additional common shares

On February 6, 2020, Afya completed its follow-on public offering of 3,019,928 Class A common shares offered by the Company and 9,406,812 Class A common shares offered by the selling shareholders.

The offering price was US$ 27.50 per Class A common share and gross proceeds of US$ 83,048 thousand (R$ 358,286). The Company received net proceeds of US$ 78,846 thousand (R$ 339,648), after deducting US$ 4,202 thousand (R$ 18,638) in underwriting discounts, commissions and other offering expenses.

On March 10, 2020, the underwriters exercised their option to acquire additional 240,552 Class A common shares at the offering price, resulting in gross proceeds of US$ 6,615 thousand (R$ 30,884). The net proceeds from the additional shares were US$ 6,387 thousand (R$ 29,819), after deducting U$ 228 thousand (R$ 1,066) in underwriting discounts and commissions.

Afya transferred US$ 68,060 thousand (R$ 294,312) of the net proceeds to bank accounts in Brazil with an increase in the capital of Afya Brazil. These deposits were invested in first-line financial institutions in Brazil and denominated in Brazilian reais.

Acquisitions in 2021

(i) On January 21, 2021, Afya Brazil acquired iClinic (comprised by iClinic Participações S.A., iClinic Desenvolvimento de Software Ltda. and Black River Brazil Participações S.A.). iClinic is a SaaS model physician focused technology company and the leading medical practice management software in Brazil. See Note 5.

(ii) On March 25, 2021, Afya Brazil acquired Medicinae Solutions S.A. (“Medicinae”), through the acquisition of 100% of its shares. Medicinae is a leading Brazilian healthcare technology company that specializes in healthcare payments and financial services. See Note 5.

F-7

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

(iii) On April 8, 2021, Afya Brazil acquired 100% of the total share capital of Medical Harbour Aparelhos Médicos Hospitalares e Serviços em Tecnologia Ltda. (“Medical Harbour”). Medical Harbour offers educational health and medical imaging solutions through an interactive platform for anatomical study, 3D virtual dissection and analysis of medical images, which allow the exploration, and knowledge of human anatomy with digital resources. See Note 5.

(iv) On April 16, 2021, Afya Brazil acquired 100% of the total share capital of Cliquefarma Drogarias Online Ltda. (“Cliquefarma”), a healthtech company operating a free-to-use website that tracks prescription drugs, cosmetics and personal hygiene product prices in Brazil. See Note 5.

(v) On May 13, 2021, Afya Brazil acquired 100% of the total share capital of Shosp Tecnologia da Informação Ltda. (“Shosp”), which provides a clinical management software that offers all functionalities needed for clinics all over Brazil to manage their financials, patients appointments, medical records, marketing, and others. See Note 5.

(vi) On June 1, 2021, Afya Brazil acquired 100% of the total share capital of Sociedade Padrão de Educação Superior Ltda. (“UNIFIPMoc”), which provides a post-secondary education institution with government authorization to offer on-campus, undergraduate degrees programs in medicine and health, as well as other courses,in the states of Minas Gerais and Bahia. See Note 5.

(vii) On August 4, 2021, Afya Brazil acquired 100% of the total share capital of (“Unigranrio”), comprised of (i) Companhia Nilza Cordeiro Herdy de Educação e Cultura; (ii) Instituto de Ensino Superior de Palhoça S/S Ltda.; (iii) Sociedade Educacional de Palhoça S/S Ltda.; and (iv) Policlínica e Centro de Estética Duque de Caxias Ltda. Unigranrio is a post-secondary education institution with governmental authorization to offer on-campus, undergraduate degrees and graduate programs in medicine and health, as well as other courses, in the States of Rio de Janeiro and Santa Catarina. See Note 5.

(viii) On October 1, 2021, Afya Brazil acquired 100% of the total share capital of (“RX PRO”), comprised of (i) RX PRO Soluções de Tecnologia Ltda. and (ii) RX PRO LOG Transporte e Logistica Ltda.. RX PRO consists of a solution that connects physicians with the pharmaceutical industry, providing specialized and personalized marketing for those companies, in a more convenient way for physicians. See Note 5.

(ix) On November 05, 2021 Secretary of Regulation and Supervision of Higher Education of the Ministry of Education ("MEC") authorized the operation of 120 medical school seats in Garanhuns, for which our shareholder Nicolau Carvalho Esteves entered into an agreement with Afya Brazil pursuant to which he assigned to Afya Brazil the right to develop the ITPAC Garanhuns greenfield unit, a medical school in the city of Garanhuns, State of Pernambuco. Management assessed the aspects of such transaction and concluded that the transaction does not fall under the definition of business, but an acquisition of license with indefinite useful life recognized in intangible assets.

COVID-19

In December 2019, a novel strain of coronavirus (COVID-19) was reported to have emerged in Wuhan, China. COVID-19 has since spread to most of the countries around the globe, including every state in Brazil. On March 11, 2020, the World Health Organization declared the COVID-19 outbreak a pandemic, and on March 20, 2020 the Brazilian federal government declared a national emergency with respect to COVID-19.

F-8

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

Since March 17, 2020, there has been some interruption of our on-campus activities due to Brazilian government authorities’ mandatory lockdowns. We managed to rapidly adapt our business to these unusual times, and although there has been an interruption of our on-campus activities, we are offering our non-practical educational activities to our students through our online platform (rather than on-site). Regarding the offering of practical classes, we quickly resumed our in-hospital and health care residency programs for fifth and sixth-year students, which represents the largest portion of our practical curriculum.

During 2020, the States of Rio de Janeiro, Pará, Tocantins, Piauí, Rondônia, Bahia and Maranhão had issued state decrees granting discounts to our students because of COVID-19. These mandatory discounts have been suspended as their constitutionality has been challenged in the superior courts. As long as it has not been declared constitutional, we started to invoice our students without these discounts and, from March 2021, with the discount granted during 2020.

Additionally, we are also face individual and collective legal proceedings all across the country. On November 18, 2021, the Brazilian Federal Court of Justice (STF) decided, by majority of the votes, that any lawsuit with decisions to apply linear discounts in monthly tuition fees for private universities with respect to the COVID-19 pandemic are unconstitutional. The decisions were made in connection to the suits “Arguições de Descumprimento de Preceito Fundamental – ADPF”, numbers 706 e 713, distributed by ANUP (Associação Nacional das Universidades Particulares) e CRUB (Conselho de Reitores das Universidades Brasileiras), respectively. Therefore, the Company shall not apply linear discounts in any active monthly tuition fees that are related to the effects to the Covid-19 pandemic. Regarding the discounts granted by the date of issuance of these financial statements, the Company is charging back the students as final legal decisions are given by Brazilian courts.

The total mandatory discounts granted due to COVID-19, net of discounts that have been recovered from previous period, totaled R$ 33,081 during 2021 and R$ 24,800 was related to FCMPB (R$ 6,545 for the year ended December 31, 2020).

As of the date of these financial statements, the COVID-19 pandemic has had no significant impact on the payment default rates of our students. Furthermore, there have been no significant impacts on our financial performance and position of assets and there have been no significant changes in our financial condition triggering impairment indicators in these financial statements.

By the date of issuance of these financial statements all of the lockdown restrictions have been revoked by Brazilian authorities in our campus locations and the Company has also successfully retaken all of its practical classes in medicines courses and all of its classroom classes.

2	Significant accounting policies

2.1 Basis for preparation of the consolidated financial statements

The Company’s consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

The consolidated financial statements have been prepared on a historical cost basis, except for derivative financial instruments that have been measured at fair value.

The corporate reorganization described in Note 1, occurred on July 7, 2019, was accounted for as a reorganization of entities under common control whereby Afya Limited was created as a holding company of Afya Brazil. As a result, the assets and liabilities of Afya Brazil is carried at historical cost and there was no step-up in basis or goodwill, or other intangible assets recorded as a result of the corporate reorganization.

As a result, the consolidated financial statements prepared by the Company subsequent to the completion of the reorganization are presented “as if” Afya Brazil is the predecessor of the Company. Accordingly, these consolidated financial statements reflect: (i) the historical operating results of Afya Brazil prior to the reorganization; (ii) the consolidated results of the Company and Afya Brazil following the reorganization; (iii) the assets and liabilities of Afya Brazil at their historical cost; and (iv) the Company’s equity and earnings per share for all periods presented.

Afya Limited is a holding company, as such the primary source of revenue derives from its interest on the operational companies in Brazil. As result, the Brazilian Real has been assessed as the Company`s functional currency.

The consolidated financial statements are presented in Brazilian reais (“BRL” or “R$”), which is the Company’s functional and presentation currency. All amounts are rounded to the nearest thousand.

These consolidated financial statements as of and for the year ended December 31, 2021 were authorized for issue by the Board of Directors on March 31, 2022.

F-9

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

2.2 Basis consolidation

The table below is a list of the Company’s subsidiaries and associate:

				Direct and indirect interest
Name	Principal activities	Location	Investment type	December 31, 2021	December 31, 2020
Afya Participações S.A. (“Afya Brazil”)	Holding	Nova Lima - MG	Subsidiary	100%	100%
Instituto Tocantinense Presidente Antônio Carlos Porto S.A. – (“ITPAC Porto”)	Undergraduate degree programs	Porto Nacional - TO	Subsidiary	100%	100%
Instituto Tocantinense Presidente Antônio Carlos S.A. – (“ITPAC Araguaina”)	Undergraduate degree programs	Araguaína - TO	Subsidiary	100%	100%
União Educacional do Vale do Aço S.A. – (“UNIVAÇO”)	Medicine undergraduate degree program	Ipatinga - MG	Subsidiary	100%	100%
IPTAN - Instituto de Ensino Superior Presidente Tancredo de Almeida Neves S.A. (“IPTAN”)	Undergraduate degree programs	São João Del Rei - MG	Subsidiary	100%	100%
Instituto de Educação Superior do Vale do Parnaíba S.A. (“IESVAP”)	Undergraduate degree programs	Parnaíba - PI	Subsidiary	80%	80%
Centro de Ciências em Saúde de Itajubá S.A. (“CCSI”)	Medicine undergraduate degree program	Itajubá - MG	Subsidiary	60%	60%
Instituto de Ensino Superior do Piauí S.A. (”IESP”)	Undergraduate and graduate degree programs	Teresina - PI	Subsidiary	100%	100%
Centro Integrado de Saúde de Teresina (“CIS”)	Outpatient care	Teresina - PI	Subsidiary	100%	100%
FADEP - Faculdade Educacional de Pato Branco Ltda. (“FADEP”)	Undergraduate degree programs	Pato Branco - PR	Subsidiary	100%	100%
Medcel Editora e Eventos S.A. (“Medcel”)	Medical education content	São Paulo - SP	Subsidiary	100%	100%
Instituto Educacional Santo Agostinho S.A. (“FASA”)	Undergraduate degree programs	Montes Claros - MG	Subsidiary	100%	100%
ESMC Educação Superior Ltda. (“ESMC”)	Undergraduate degree programs	Montes Claros - MG	Subsidiary	100%	100%
Instituto de Pesquisa e Ensino Médico do Estado de Minas Gerais Ltda. (“IPEMED”)	Graduate	Belo Horizonte - MG	Subsidiary	100%	100%
Instituto Paraense de Educação e Cultura Ltda (“IPEC”)	Medicine degree programs	Marabá - PA	Subsidiary	100%	100%
Sociedade Universitária Redentor S.A. (“UniRedentor”)	Undergraduate and graduate degree programs	Itaperuna - RJ	Subsidiary	100%	100%
Centro Universitário São Lucas Ltda. (“UniSL”)	Undergraduate degree programs	Porto Velho - RO	Subsidiary	100%	100%
Peb Med Instituição de Pesquisa Médica e Serviços Ltda (“PebMed”)	Content and clinical tools and online platform	Rio de Janeiro - RJ	Subsidiary	100%	100%
Faculdade de Ensino Superior da Amazônia Reunida – (“FESAR”)	Undergraduate degree programs	Redenção – PA	Subsidiary	100%	100%
Centro Superior de Ciências da Saúde S/S Ltda. (“FCMPB”)	Medicine degree programs	João Pessoa – PB	Subsidiary	100%	100%
MedPhone Tecnologia em Saúde Ltda. (“MedPhone”)	Content and clinical tools and online platform	Recife – PE	Subsidiary	100%	100%
iClinic Desenvolvimento de Software Ltda (“iClinic”)*	Electronic Medical Record, Clinical Management System	Ribeirão Preto - SP	Subsidiary	100%	100%
Medicinae Solutions S.A. (“Medicinae”)*	Healthcare payments and financial services	Rio de Janeiro – RJ	Subsidiary	100%	100%
Medical Harbour Aparelhos Médico Hospitalares e Serviços em Tecnologia Ltda. (“Medical Harbour”) *	Educational health and medical imaging	Florianópolis – SC	Subsidiary	100%	100%
Cliquefarma Drogarias Online Ltda.(“Cliquefarma”)*	Online platform	São Paulo – SP	Subsidiary	100%	100%
Shosp Tecnologia da Informação Ltda. (“Shosp”)*	Electronic Medical Record, Clinical Management System	Rio de Janeiro – RJ	Subsidiary	100%	100%
Sociedade Padrão de Educação Superior Ltda. (“UnifipMoc”) *	Undergraduate degree programs	Montes Claros - MG	Subsidiary	100%	100%
Companhia Nilza Cordeiro Herdy de Educação e Cultura. (“Unigranrio”) *	Undergraduate and graduate degree programs	Duque de Caxias - RJ	Subsidiary	100%	100%
Policlínica e Centro de Estética Duque de Caxias Ltda. (“Policlínica”) *	Medical Care	Duque de Caxias - RJ	Subsidiary	100%	100%
Sociedade Educacional de Palhoça S/A Ltda. (“SOCIESP”) *	Basic Education	Palhoça - SC	Subsidiary	100%	100%
Instituto de Ensino Superior de Palhoça S/S Ltda. (“IESP PALHOÇA”) *	Undergraduate degree programs	Palhoça - SC	Subsidiary	100%	100%
RX PRO Soluções de Tecnologia Ltda. (“RX PRO”)	Marketing for pharmaceutical industry	São Paulo – SP	Subsidiary	100%	100%
RX PRO LOG Transporte e Logística Ltda. (“RX PRO LOG”)	Marketing for pharmaceutical industry	São Paulo – SP	Subsidiary	100%	100%
União Educacional do Planalto Central S.A. (“UEPC”)	Undergraduate degree programs	Brasília - DF	Associate	30%	30%

* See Note 5 for further details of the business combinations during 2021.

The financial information of the acquired subsidiaries is included in the Company’s consolidated financial statements beginning on the respective acquisition dates.

F-10

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

The Company consolidates the financial information for all entities it controls. Control is achieved when the Company is exposed to, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and it ceases when the Company loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated financial statements from the date the Company gains control until the date the Company ceases to control the subsidiary.

When necessary, adjustments are made to the financial statements of subsidiaries in order to bring their accounting policies in line with the Company’s accounting policies. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions are eliminated in full on consolidation.

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction. If the Company loses control over a subsidiary, it derecognizes the related assets (including goodwill), liabilities, non-controlling interest and other components of equity, while any resulting gain or loss is recognized in the statement of income.

Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated statements of financial position, consolidated statements of income and comprehensive income and consolidated statements of changes in equity.

2.3 Summary of significant accounting policies

This note provides a description of the significant accounting policies adopted in the preparation of these consolidated financial statements in addition to other policies that have been disclosed in other notes to these consolidated financial statements. These policies have been consistently applied to all periods presented.

The accounting policies have been consistently applied to all consolidated companies.

a) Business combinations and goodwill

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, which is measured at acquisition date fair value, and the amount of any non-controlling interests in the acquiree. For each business combination, the Company elects whether to measure the non-controlling interests in the acquiree at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition-related costs are expensed as incurred and included in general and administrative expenses.

When the Company acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as of the acquisition date.

Goodwill is initially measured at cost (being the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interests and any previous interest held over the net identifiable assets acquired and liabilities assumed). If the fair value of the net assets acquired is in excess of the aggregate consideration transferred, the Company re-assesses whether it has correctly identified all of the assets acquired and all of the liabilities assumed and reviews the procedures used to measure the amounts to be recognized at the acquisition date. If the reassessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognized in the consolidated statement of income.

F-11

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Company’s cash-generating units that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquire are assigned to those units.

Where goodwill has been allocated to a cash-generating unit (CGU) and part of the operation within that unit is disposed of, the goodwill associated with the disposed operation is included in the carrying amount of the operation when determining the gain or loss on disposal. Goodwill disposed in these circumstances is measured based on the relative values of the disposed operation and the portion of the cash-generating unit retained.

b) Current versus non-current classification

The Company presents assets and liabilities in the statement of financial position based on current/non-current classification. An asset is current when it is:

•	Expected to be realized or intended to be sold or consumed in the normal operating cycle;
•	Held primarily for the purpose of trading;
•	Expected to be realized within twelve months after the reporting period; or
•	Cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period.

All other assets are classified as non-current.

A liability is current when:

•	It is expected to be settled in the normal operating cycle;
•	It is held primarily for the purpose of trading;
•	It is due to be settled within twelve months after the reporting period; or
•	There is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period.

F-12

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

The Company classifies all other liabilities as non-current.

Deferred tax assets and liabilities are classified as non-current assets and liabilities.

c) Fair value measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either: (i) in the principal market for the asset or liability; or (ii) in the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible by the Company.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant's ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

•	Level 1 — Quoted (unadjusted) market prices in active markets for identical assets or liabilities.

•	Level 2 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable.

•	Level 3 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

For assets and liabilities that are recognized in the financial statements at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

At each reporting date, the Company analyzes the movements in the values of assets and liabilities which are required to be remeasured or re-assessed as per the Company’s accounting policies. For this analysis, the Company verifies the major inputs applied in the latest valuation by agreeing the information in the valuation computation to contracts and other relevant documents.

The Company also compares the change in the fair value of each asset and liability with relevant external sources to determine whether the change is reasonable.

F-13

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

For the purpose of fair value disclosures, the Company has determined classes of assets and liabilities on the basis of the nature, characteristics and risks of the asset or liability and the level of the fair value hierarchy, as explained above.

d) Financial instruments – initial recognition and measurement

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

i)	Financial assets

Initial recognition and measurement

The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Company’s business model for managing them. With the exception of trade receivables that do not contain a significant financing component or for which the Company has applied the practical expedient, the Company initially measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs. Trade receivables that do not contain a significant financing component or for which the Company has applied the practical expedient, are measured at the transaction price determined under IFRS 15.

In order for a financial asset to be classified and measured at amortized cost or fair value through OCI (Other Comprehensive Income), it needs to give rise to cash flows that are “solely payments of principal and interest (SPPI)” on the principal amount outstanding. This assessment is referred to as the SPPI test and is performed at an instrument level.

The Company’s business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both.

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the market place (regular way trades) are recognized on the trade date, i.e., the date that the Company commits to purchase or sell the asset.

Subsequent measurement

For purposes of subsequent measurement, financial assets are classified as: financial assets at amortized cost or financial assets at fair value through profit or loss. There is no financial assets designated as fair value through OCI.

Financial assets at amortized cost

The Company measures financial assets at amortized cost if both of the following conditions are met:

• The financial asset is held within a business model with the objective to hold financial assets in order to collect contractual cash flows, and

• The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

F-14

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

Financial assets at amortized cost are subsequently measured using the effective interest (EIR) method and are subject to impairment. Gains and losses are recognized in the statement of income when the asset is derecognized, modified or impaired.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss include financial assets held for trading, financial assets designated upon initial recognition at fair value through profit or loss, or financial assets mandatorily required to be measured at fair value. Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term. Derivatives, including separated embedded derivatives, are also classified as held for trading unless they are designated as effective hedging instruments. Financial assets with cash flows that are not solely payments of principal and interest are classified and measured at fair value through profit or loss, irrespective of the business model.

Financial assets at fair value through profit or loss are carried in the statement of financial position at fair value with net changes in fair value recognized in the statement of income. This category includes derivative instruments.

Derecognition

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognized (i.e., removed from the Company’s statement of financial position) when:

• The rights to receive cash flows from the asset have expired; or

• The Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either (a) the Company has transferred substantially all the risks and rewards of the asset, or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

When the Company has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if, and to what extent, it has retained the risks and rewards of ownership. When it has neither transferred nor retained substantially all of the risks and rewards of the asset, nor transferred control of the asset, the Company continues to recognize the transferred asset to the extent of its continuing involvement. In that case, the Company also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Company has retained.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Company could be required to repay.

Impairment of financial assets

Further disclosures relating to impairment of financial assets are also provided in the following notes:

• Significant accounting estimates and assumptions – Note 3

• Trade receivables – Note 7

F-15

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

The Company recognizes an allowance for expected credit losses (ECLs) for all debt instruments not held at fair value through profit or loss. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and the cash flows the Company expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

For trade receivables, the Company applies a simplified approach in calculating ECLs. Therefore, the Company does not track changes in credit risk, but instead recognizes an allowance for credit losses based on lifetime ECLs at each reporting date. The Company has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.

The Company considers a financial asset to be in default when internal or external information indicates that the Company is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Company. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

ii)       Financial liabilities

Initial recognition and measurement

Financial liabilities are classified, at initial recognition, as financial liabilities at fair value through profit or loss, loans and borrowings, payables, or as derivatives designated as hedging instruments in an effective hedge, as appropriate.

All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings and payables, net of directly attributable transaction costs.

The Company’s financial liabilities include trade payables, loans and financing, notes payable, lease liabilities, advances from costumers and accounts payable to selling shareholders.

Subsequent measurement

The measurement of financial liabilities depends on their classification, as described below:

Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading and financial liabilities designated upon initial recognition as at fair value through profit or loss.

Financial liabilities are classified as held for trading if they are incurred for the purpose of repurchasing in the near term. This category also includes, when applicable, derivative financial instruments entered into by the Company that are not designated as hedging instruments in hedge relationships as defined by IFRS 9. Gains or losses on liabilities held for trading are recognized in the statement of income.

Financial liabilities designated upon initial recognition at fair value through profit or loss are designated at the initial date of recognition, and only if the criteria in IFRS 9 are satisfied.

F-16

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

Loans and borrowings

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortized cost using the EIR method. Gains and losses are recognized in the statement of income when the liabilities are derecognized as well as through the EIR amortization process.

Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included as finance expenses in the statement of income.

Derecognition

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognized in the statement of income.

Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount is reported in the statement of financial position if there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, to realize the assets and settle the liabilities simultaneously.

e) Cash and cash equivalents

Cash and cash equivalents in the statement of financial position comprise cash at banks and on hand, and short-term financial investments with an original maturity of three months or less, which are subject to an insignificant risk of changes in value.

For the purpose of the statement of cash flows, cash and cash equivalents consist of cash and short-term financial investments, as they are considered an integral part of the Company’s cash management.

f) Restricted cash

Restricted cash in the statement of financial position comprise of financial investments in investment funds that serve as collateral for loan agreements and other commitments.

g) Inventories

Inventories are valued at the lower of cost and net realizable value. The costs of inventories are based on the average cost method and include costs incurred in the purchase of inventories and other costs incurred in bringing them to their current location and condition. Costs of purchased inventory are determined after deducting any discounts and recoverable taxes.

F-17

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

h) Property and equipment

Property and equipment is stated at cost, net of accumulated depreciation and accumulated impairment losses, if any.

Subsequent expenditures are capitalized only if it is probable that the future economic benefits associated with the expenditure will flow to the Company.

Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets, as follows:

Building	25 years
Machinery and equipment	10 years
Vehicles	4 years
Furniture and fixtures	10 years
IT equipment	5 years
Library books	10 years
Laboratories and clinics	10 years
Leasehold improvements	20 years

An item of property and equipment and any significant part initially recognized is derecognized upon disposal or when no future economic benefit is expected from its use or disposal. Any gain or loss arising on the derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the statement of income when the asset is derecognized.

The residual values, useful lives and methods of depreciation of property and equipment are reviewed at each financial year end and adjusted prospectively, if appropriate.

i) Leases

As from January 1, 2019, the determination of whether an arrangement is (or contains) a lease is based on the substance of the arrangement at the inception of the contract. The arrangement is, or contains, a lease if fulfilment of the arrangement is dependent on the use of a specific asset (or assets) and the arrangement conveys a right to use the asset (or assets), even if that asset is (or those assets are) not explicitly specified in an arrangement.

Company as a lessee

The Company applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The Company recognizes lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets.

F-18

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

Right-of-use assets

The Company recognizes right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Unless the Company is reasonably certain to obtain ownership of the leased asset at the end of the lease term, the recognized right-of-use assets are depreciated on a straight-line basis over the shorter of its estimated useful life and the lease term. Right-of use assets are subject to impairment.

Lease liabilities

At the commencement date of the lease, the Company recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Company and payments of penalties for terminating a lease, if the lease term reflects the Company exercising the option to terminate. The variable lease payments that do not depend on an index or a rate are recognized as expense in the period on which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, the Company uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the in-substance fixed lease payments or a change in the assessment to purchase the underlying asset.

Short-term leases and leases of low-value assets

The Company applies the short-term lease recognition exemption to its short-term leases of properties (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the lease of low-value assets recognition exemption to leases that are considered of low value. Lease payments on short-term leases and leases of low-value assets are recognized as expense on a straight-line basis over the lease term.

j) Intangible assets

Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is their fair value at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses. Internally generated intangibles are not capitalized and the related expenditure is reflected in the statement of income in the period in which the expenditure is incurred.

The useful lives of intangible assets are assessed as finite or indefinite.

Intangible assets with finite lives are amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired.

F-19

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at the end of each reporting period. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are considered to modify the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in the statement of income in the expense category that is consistent with the function of the intangible assets.

Intangible assets with indefinite useful lives are not amortized, but are tested for impairment annually, either individually or at the cash-generating unit level. The assessment of indefinite life is reviewed annually to determine whether the indefinite life continues to be supportable. If not, the change in useful life from indefinite to finite is made on a prospective basis.

An intangible asset is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising upon derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the statement of income.

k) Impairment of non-financial assets

The Company assesses, at each reporting date, whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Company estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or CGU’s fair value less costs of disposal and its value in use. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs of disposal, recent market transactions are taken into account. If no such transactions can be identified, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded companies or other available fair value indicators.

The Company bases its impairment calculation on detailed budgets and forecast calculations, which are prepared separately for each of the Company’s CGUs to which the individual assets are allocated. These budgets and forecast calculations generally cover a period of five years, considering the companies activities and maturation period of its graduate and undergraduate courses. A long-term growth rate is calculated and applied to project future cash flows after the last projected year.

For impairment testing, goodwill acquired through business combinations and licenses with indefinite useful lives are allocated to their respective CGUs. The Company has defined each of its operating subsidiaries as a CGU, except for “Practice Management Tools & Electronic Prescription” and “Clinical Decision Software” where the subsidiaries were combined as one CGU following the business strategic pillars and “Moc” where we have 2 different educational institution operating in the same municipality (Montes Claros).

Whenever applicable, impairment losses of continuing operations are recognized in the statement of income in expense categories consistent with the function of the impaired asset.

F-20

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

For assets excluding goodwill, an assessment is made at each reporting date to determine whether there is an indication that previously recognized impairment losses no longer exist or have decreased. If such indication exists, the Company estimates the asset’s or CGU’s recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the statement of income.

Goodwill is tested for impairment annually as at December 31 and when circumstances indicate that the carrying value may be impaired.

Impairment is determined for goodwill by assessing the recoverable amount of each CGU (or group of CGUs) to which the goodwill relates. When the recoverable amount of the CGU is less than its carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.

Intangible assets with indefinite useful lives are tested for impairment annually as at December 31 at the CGU level, as appropriate, and when circumstances indicate that the carrying value may be impaired.

l) Investments

Investments in associates are initially recognized at consideration transferred and adjusted thereafter for the equity method, being increased or reduced from its interest in the investee's income after the acquisition date. An associate is an entity over which the Company has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee, but is not control or joint control over those policies.

m) Accounts payable to selling shareholders

These amounts represent liabilities related to the acquisitions made by the Company which are not yet due. Accounts payable to selling shareholders are presented as current liabilities unless payment is not due within 12 months after the reporting period. They are recognized initially at their fair value and subsequently measured at amortized cost using the effective interest method.

n) Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. The expense relating to a provision is presented in the statement of income, net of any reimbursement, when applicable.

o) Dividends payable

The Company recognizes a liability to pay a dividend when the distribution is authorized and the distribution is no longer at the discretion of the Company. The distribution is authorized when it is required to pay a minimum dividend of the net income for the year in accordance with the Brazilian Corporate Law (applicable for Afya Brazil) and the Company’s By-Laws or is approved by the shareholders. A corresponding amount is recognized directly in equity.

F-21

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

p) Labor and social obligations

Labor and social obligations are expensed as the related service is provided. A liability is recognized for the amount expected to be paid if the Company has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

q) Share-based payments

Certain key executives of the Company receive remuneration in the form of share-based payments, whereby the executives render services as consideration for equity instruments (equity-settled transactions).

The expense of equity-settled transactions is determined by the fair value at the date when the grant is made using an appropriate valuation model.

That expense is recognized in general and administrative expenses, together with a corresponding increase in equity, over the period in which the service and, where applicable, the performance conditions are fulfilled (the vesting period). The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Company’s best estimate of the number of equity instruments that will ultimately vest. The expense or credit in the statement of income for a period represents the movement in cumulative expense recognized as at the beginning and end of that period.

Service and non-market performance conditions are not taken into account when determining the grant date fair value of awards, but the likelihood of the conditions being met is assessed as part of the Company’s best estimate of the number of equity instruments that will ultimately vest. Market performance conditions are reflected within the grant date fair value. Any other conditions attached to an award, but without an associated service requirement, are considered to be non-vesting conditions. Non-vesting conditions are reflected in the fair value of an award and lead to an immediate expensing of an award unless there are also service and/or performance conditions.

No expense is recognized for awards that do not ultimately vest because non-market performance and/or service conditions have not been met. Where awards include a market or non-vesting condition, the transactions are treated as vested irrespective of whether the market or non-vesting condition is satisfied, provided that all other performance and/or service conditions are satisfied.

When the terms of an equity-settled award are modified, the minimum expense recognized is the grant date fair value of the unmodified award, provided the original vesting terms of the award are met. An additional expense, measured as at the date of modification, is recognized for any modification that increases the total fair value of the share-based payment transaction, or is otherwise beneficial to the employee. Where an award is cancelled by the entity or by the counterparty, any remaining element of the fair value of the award is expensed immediately through the statement of income.

The dilutive effect of outstanding options is reflected as additional share dilution in the computation of diluted earnings per share.

F-22

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

r) Revenue from contracts with customers

Tuition fees and other revenue

The Company's revenue consists primarily of tuition fees charged for medical courses. The Company also generates revenue from tuition fees for other undergraduate courses, student fees, certain education-related activities, digital education content and subscription of digital services.

Revenues are recognized when services are rendered to the customer and the performance obligation is satisfied.

Revenue from tuitions and digital education content are recognized over time when services are rendered to the customer and the Company satisfies its performance obligation under the contract at an amount that reflects the consideration to which the Company expects to be entitled in exchange for those services. Revenues from tuitions are recognized net of scholarships and other discounts, refunds and taxes.

Other revenues are recognized at a point in time when the service is rendered to the customer at an amount that reflects the consideration to which the Company expects to be entitled in exchange for the service. Other revenues are presented net of the corresponding discounts, returns and taxes.

Printed books, e-books, healthcare payments, online platforms and marketing for pharmaceutical industry revenues are transferred at point in time

Revenue from sale of printed books, e-books, healthcare payments, online platforms and marketing for pharmaceutical industry are recognized at the point in time when control of the asset or services is transferred to the customer, generally on delivery of the goods at the customer’s location and permission to access the digital content. The Company considers whether there are other promises in the contract that are separate performance obligations to which a portion of the transaction price needs to be allocated. In determining the transaction price for the printed books and e-books, the Company considers the effects of variable consideration, financing component, noncash consideration, and consideration payable to the customer to be not significant.

The Company has concluded that it is the principal in its revenue arrangements.

The Company assesses collectability on a portfolio basis prior to recording revenue. Generally, students cannot re-enroll for the next academic session without satisfactory resolution of any past-due amounts. If a student withdraws from an institution, the Company's obligation to issue a refund depends on the refund policy at that institution and the timing of the student's withdrawal. Generally, the refund obligations are reduced over the course of the academic term.

Trade receivables

Trade receivables represent the Company’s right to an amount of consideration that is unconditional (i.e., only the passage of time is required before payment of the consideration is due). Refer to accounting policies of financial assets in Financial instruments – initial recognition and subsequent measurement.

F-23

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

Advances from customers

Advances from customers (a contract liability) are the obligation to transfer services to a customer for which the Company has received consideration (or an amount of consideration is due) from the customer, as a result of pre-paid tuition, digital education content and mobile app subscription for digital medical content received from customers and is recognized separately in current liabilities, when the payment is received. Advances from customers are recognized as revenue when the Company performs all obligations related to the contract, generally in the following month.

s) Taxes

The Company’s subsidiaries joined the PROUNI (Programa Universidade para Todos – University for All Program) program, which is a federal program that exempts post-secondary institutions of some federal taxes in exchange for providing a certain number of student enrollment for low-income students, and benefits from the exemption of the following federal taxes:

•       Income taxes and social contribution

•       PIS and COFINS

The regulation of PROUNI defines that the revenue from traditional and technological graduation activities is exempt from PIS and COFINS. For income from other teaching activities, PIS and COFINS are charged at rates of 0.65% and 3.00%, respectively, and for non-teaching activities, PIS is charged at a rate of 1.65% and to COFINS at 7.6%.

Current income taxes

Current income taxes were calculated based on the criteria established by the Normative Instruction of the Brazilian Internal Revenue Service, specifically regarding the PROUNI program, which allows exemption of these taxes from traditional and technological graduation activities.

Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the reporting date.

Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

2.4 Changes in accounting policies and disclosures

New standards, interpretations and amendments adopted by the Company

Certain amendments apply for the first time in 2021, but do not have an impact on these financial statements of the Company.

The Company has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

F-24

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

3	Significant accounting estimates and assumptions

The preparation of the Company’s consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the accompanying disclosures. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods. Accounting estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are recognized prospectively.

Other disclosures relating to the Company’s exposure to risks and uncertainties includes:

•	Capital management – Note 15
•	Financial instruments risk management objectives and policies – Note 13.4
•	Sensitivity analyses disclosures – Note 13.4.1

Estimates and assumptions

The key assumptions about the future and other key sources of estimated uncertainty as of the reporting date that include a significant risk of a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are described below. The Company based its assumptions and estimates on parameters available when the consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances that arise and that are beyond the Company’s control. Such changes are reflected in the assumptions when they occur.

Identification and fair-value measurement of assets and liabilities acquired in a business combination

Business combinations are accounted for using the acquisition method. Such method requires recognizing and measuring the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquiree. The Company, as the acquirer, must classify or designate the identifiable assets and liabilities assumed on the basis of its own contractual terms, economic conditions, operating and accounting policies and other relevant conditions as at the acquisition date. Such assessment requires judgments from the Company on the methods used to determine the fair value of the assets acquired and liabilities assumed, including valuation techniques that may require prospective financial information inputs.

Impairment of non-financial assets

Impairment exists when the carrying value of an asset or cash generating unit (“CGU”) or group of CGUs exceeds its recoverable amount, defined as the higher of its fair value less costs of disposal and its value in use. The fair value less costs of disposal calculation is based on data available from binding sales transactions, conducted at arm’s length, for similar assets or observable market prices less incremental costs of disposing of the asset. The value in use calculation is based on a discounted cash flow model (“DCF” model). The cash flows are derived from the budget for the next five years and do not include restructuring activities to which the Company has not yet committed or significant future investments that will enhance the performance of the assets of the CGU being tested. The recoverable amount is sensitive to the discount rate used for the DCF model as well as to expected future cash-inflows and the growth rate used for extrapolation purposes.

F-25

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

These estimates are most relevant to goodwill and indefinite lived intangible assets recognized by the Company. The key assumptions used to determine the recoverable amount for each CGU, including a sensitivity analysis, are disclosed and further explained in Note 12.

Share-based compensation

Estimating fair value for share-based payment transactions requires determination of the most appropriate valuation model, which depends on the terms and conditions of the grant. This estimate also requires determination of the most appropriate inputs to the valuation model including the expected life of the share option or appreciation right, volatility and dividend yield and making assumptions about them. For the measurement of the fair value of equity-settled transactions, the Company uses the Binomial model. As disclosed in Note 16 (b) the Company had stock plans that were fully exercised on July 31, 2019, for which the Monte Carlo and Black & Scholes pricing model were used for the Afya Brazil and Guardaya plans, respectively. The assumptions and models used for estimating fair value for share-based payment transactions are disclosed in Note 16 (b).

Leases - Estimating the incremental borrowing rate

The Company cannot readily determine the interest rate implicit in the lease, therefore, it uses its incremental borrowing rate (IBR) to measure lease liabilities. The IBR is the rate of interest that the Company would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment. The IBR therefore reflects what the Company ‘would have to pay’, which requires estimation when no observable rates are available (such as for subsidiaries that do not enter into financing transactions) or when they need to be adjusted to reflect the terms and conditions of the lease (for example, when leases are not in the subsidiary’s functional currency).

The Company estimates the IBR using observable inputs (such as market interest rates) when available and is required to make certain entity-specific estimates.

4	Segment information

During 2021, in connection with the recent acquisitions of digital and technology companies, the Company revised its operating segments. As result, the Company has three operating segments as opposed to the previously reported Business Unit 1 (educational services through undergraduate and graduate courses related to medicine, other health sciences and other undergraduate programs) and Business Unit 2 (residency preparatory courses and medical post-graduate specialization programs, delivering printed and digital content, an online medical education platform). The three reportable segments are as follows:

• Undergrad, which provides educational services through undergraduate courses related to medicine, other health sciences and other undergraduate programs;

• Continuing Education, which provides specialization programs and graduate courses; and

F-26

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

• Digital Services, which provides content and technology for medical education, clinical decisions software, practice management tools and electronic medical records, doctor-patient relationship, telemedicine and digital prescription.

Due to changes in operating segments, the segment information for the years ended December 31, 2020 and 2019 have been restated. Segment information is presented consistently with the internal reports provided to the Company's Chief Executive Officer (CEO), which is the Chief Operating Decision Maker (CODM) and is responsible for allocating resources, assessing the performance of the Company's operating segments, and making the Company's strategic decisions.

No operating segments have been aggregated to form the above reportable operating segments. There is only one geographic region and the results are monitored and evaluated as a single business.

The following tables presents assets and liabilities information for the Company’s operating segments as of December 31, 2021 and 2020:

	Undergrad	Continuing Education	Digital Services	Total reportable segments	Adjustments and eliminations	Total
As of December 31, 2021
Total assets	6,072,135	105,629	272,122	6,449,886	(2,480)	6,447,406
Current assets	1,048,869	42,737	117,726	1,209,332	(2,480)	1,206,852
Non-current assets	5,023,266	62,892	154,396	5,240,554	-	5,240,554

Total liabilities and equity	6,072,135	105,629	272,122	6,449,886	(2,480)	6,447,406
Current liabilities	645,657	32,300	91,029	768,986	(2,480)	766,506
Non-current liabilities	2,551,175	47,705	82,002	2,680,882	-	2,680,882
Equity	2,875,303	25,624	99,091	3,000,018	-	3,000,018

	Undergrad	Continuing Education	Digital Services	Total reportable segments	Adjustments and eliminations	Total
As of December 31, 2021
Other disclosures
Investments in associate	48,477	-	-	48,477	-	48,477
Capital expenditures (*)	220,202	25,682	56,095	301,979	-	301,979

	Undergrad	Continuing Education	Digital Services	Total reportable segments	Adjustments and eliminations	Total
As of December 31, 2020
Total assets	4,541,988	68,300	182,920	4,793,208	(115)	4,793,093
Current assets	1,280,342	40,119	85,155	1,405,616	(115)	1,405,501
Non-current assets	3,261,646	28,181	97,765	3,387,592	-	3,387,592

Total liabilities and equity	4,541,988	68,300	182,920	4,793,208	(115)	4,793,093
Current liabilities	522,523	14,491	52,480	589,494	(115)	589,379
Non-current liabilities	1,261,894	40,763	67,277	1,369,934	-	1,369,934
Equity	2,757,571	13,046	63,163	2,833,780	-	2,833,780

	Undergrad	Continuing Education	Digital Services	Total reportable segments	Adjustments and eliminations	Total
Other disclosures
As of December 31, 2020
Investments in associate	51,410	-	-	51,410	-	51,410
Capital expenditures (*)	83,256	12,638	13,587	109,481	-	109,481

(*) Capital expenditures consider the acquisitions of property and equipment and intangible assets.

F-27

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

The following tables present the statements of income for the Company’s operating segments for the years ended December 31, 2021 and 2020:

	December 31, 2021
	Undergrad	Continuing Education	Digital Services	Total reportable segments	Elimination (inter-segment transactions)	Total

External customer	1,498,408	72,983	147,980	1,719,371	-	1,719,371
Inter-segment	-	-	3,978	3,978	(3,978)	-
Net revenue	1,498,408	72,983	151,958	1,723,349	(3,978)	1,719,371
Cost of services	(554,995)	(50,773)	(50,510)	(656,278)	3,978	(652,300)
Gross profit	943,413	22,210	101,448	1,067,071	-	1,067,071
General and administrative expenses	-	-	-	-	-	(622,615)
Other income, net	-	-	-	-	-	(3,561)
Operating income	-	-	-	-	-	440,895
Finance income	-	-	-	-	-	64,566
Finance expenses	-	-	-	-	-	(243,796)
Share of income of associate	-	-	-	-	-	11,797
Income before income taxes	-	-	-	-	-	273,462
Income taxes expenses	-	-	-	-	-	(31,179)
Net income	-	-	-	-	-	242,283

	December 31, 2020
	Undergrad	Continuing Education	Digital Services	Total reportable segments	Elimination (inter-segment transactions)	Total

External customer	1,002,461	107,197	91,533	1,201,191	-	1,201,191
Inter-segment	-	-	1,619	1,619	(1,619)	-
Net revenue	1,002,461	107,197	93,152	1,202,810	(1,619)	1,201,191
Cost of services	(381,964)	(40,000)	(14,309)	(436,273)	1,619	(434,654)
Gross profit	620,497	67,197	78,843	766,537	-	766,537
General and administrative expenses	-	-	-	-	-	(402,855)
Other expenses, net	-	-	-	-	-	(347)
Operating income	-	-	-	-	-	363,335
Finance income	-	-	-	-	-	62,290
Finance expenses	-	-	-	-	-	(98,269)
Share of income of associate	-	-	-	-	-	7,698
Income before income taxes	-	-	-	-	-	335,054
Income taxes expenses	-	-	-	-	-	(27,067)
Net income	-	-	-	-	-	307,987

	December 31, 2019
	Undergrad	Continuing Education	Digital Services	Total reportable segments	Elimination (inter-segment transactions)	Total

External customer	653,760	64,870	32,000	750,630	-	750,630
Inter-segment	-	-	3,880	3,880	(3,880)	-
Net revenue	653,760	64,870	35,880	754,510	(3,880)	750,630
Cost of services	(279,066)	(29,261)	(4,406)	(312,733)	3,880	(308,853)
Gross profit	374,694	35,609	31,474	441,777	-	441,777
General and administrative expenses	-	-	-	-	-	(239,120)
Other expenses, net	-	-	-	-	-	2,594
Operating income	-	-	-	-	-	205,251
Finance income	-	-	-	-	-	51,689
Finance expenses	-	-	-	-	-	(72,365)
Share of income of associate	-	-	-	-	-	2,362
Income before income taxes	-	-	-	-	-	186,937
Income taxes expenses	-	-	-	-	-	(14,175)
Net income	-	-	-	-	-	172,762

F-28

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

Seasonality of operations

Undergrad ´s and Continuing Education tuition revenues are related to the intake process and monthly tuition fees charged to students over the period thus the Company do not have significant fluctuations during the semester.

Digital Services are comprised mostly by Medcel, Pebmed and iClinic revenues. While Pebmed and iClinic do not have significant fluctuation regarding seasonality, Medcel revenues are concentrated in the first and last quarter of the year, as a result of enrollments of Medcel’s clients period. The majority of Medcel’s revenues is derived from printed books and e-books, which are recognized at the point in time when control is transferred to the customer. Consequently, Digital Services segment generally has higher revenues and results of operations in the first and last quarter of the year compared to the second and third quarters of the year.

F-29

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

5	Business combinations

5.1 Acquisitions in 2021

The preliminary fair values of the identifiable assets acquired and liabilities assumed as of each acquisition date were:

Assets	iClinic	Medicinae	Medical Harbour	Cliquefarma	Shosp	Unifipmoc	Unigranrio	RXPRO
Cash and cash and equivalents	1,659	201	47	1,009	397	6,140	34,755	91
Restrict cash	6,050	-	-	-	-	-	-	-
Trade receivables	1,201	-	159	501	-	34,309	26,622	1,211
Inventories	-	-	-	-	-	-	352	246
Recoverable taxes	72	15	-	-	1	1,295	738	112
Other assets	20	-	2	-	-	702	12,159	366
Right-of-use assets	88	-	-	-	-	52,079	87,265	82
Property and equipment	473	17	34	-	5	24,277	40,775	42
Indemnification assets	1,252	-	-	-	-	7,331	71,669	-
Intangible assets	84,987	4,518	7,359	14,991	4,856	227,534	510,356	6,330
	95,802	4,751	7,601	16,501	5,259	353,667	784,691	8,480
Liabilities
Trade payables	619	-	6	8	1	985	6,197	1,060
Loans and financing	-	-	299	580	-	30,179	5,533	-
Labor and social obligations	1,414	159	4	102	89	5,306	22,854	62
Taxes and contributions payable	77	4	1	307	123	758	94,025	100
Provision for legal proceedings	1,252	-	-	-	-	7,331	71,669	-
Leases liabilities	88	-	-	-	-	52,079	87,265	82
Advances from customers	400	-	35	3	167	10,745	3,387	-
Other liabilities	-	-	-	-	-	5,739	4,878	-
	3,850	163	345	1,000	380	113,122	295,808	1,304
Total identifiable net assets at fair value	91,952	4,588	7,256	15,501	4,879	240,545	488,883	7,176

Preliminary goodwill arising on acquisition	99,168	4,584	4,022	6,588	3,022	87,777	130,073	38,446
Purchase consideration transferred	191,120	9,172	11,278	22,089	7,901	328,322	618,956	45,622
Cash paid	119,620	5,600	5,000	16,166	5,855	328,322	375,670	30,263
Contingent consideration	-	3,572	6,278	2,923	1,592	(*)-	(**)-	10,171
Consideration to be transferred	-	-	-	-	454	-	243,286	76
Paid in shares	71,500	-	-	3,000	-	-	-	5,112
Analysis of cash flows on acquisition:
Transaction costs of the acquisition (included in cash flows from operating activities)	856	117	144	336	188	177	10,990	264
Cash paid net of cash acquired with the subsidiary (included in cash flows from investing activities)	117,961	5,399	4,953	15,157	5,458	322,182	340,915	30,172
Net of cash flow on acquisition	118,817	5,516	5,097	15,493	5,646	322,359	351,905	30,436

* There are 40 additional seats still pending approval, which, if approved by the Ministry of Education, will result in a potential additional payment of up to R$ 50,000.

** There are 82 additional seats still pending approval which, if approved by MEC, will result in a potential additional payment of up to R$90,200.

(a) Acquisition of iClinic

On January 21, 2021, Afya Brazil acquired 100% of the share capital of iClinic (comprised by iClinic Participações, iClinic Desenvolvimento and Black River). The aggregate purchase price of R$191,120 is comprised of: (i) 62.6% was paid in cash, and (ii) 37.4% was settled with Afya's shares on the transaction closing date.

iClinic is a SaaS model physician focused technology company and the leading medical practice management software in Brazil. iClinic empower doctors to be more independent and have more control over their careers by digitalizing their daily routine, so they can increase their productivity and deliver better healthcare services. With the acquisition of iClinic to our platform, Afya will make another step to become the one stop shop for physicians in Brazil.

F-30

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

The acquisition of iClinic was accounted for under IFRS 3 – Business Combinations.

Transaction costs to date amount to R$856 and were expensed and are included in general and administrative expenses in the consolidated statement of income.

At the acquisition date, the fair value of the trade receivables acquired equals its carrying amount. Afya Brazil measured the acquired lease liabilities using the present value of the remaining lease payments at the date of acquisition. The right-of-use assets were measured at an amount equal to the lease liabilities and adjusted to reflect the unfavorable terms of the lease relative to market terms.

The goodwill recognized includes the value of expected synergies arising from the acquisition, which is not separately recognized. Goodwill is allocated entirely to Digital Services segment. The preliminary goodwill recognized is not expected to be deductible for income taxes purposes.

The valuation techniques used for measuring the fair value of separately identified intangible assets acquired were as follows:

Intangible assets acquired	Valuation technique
Trademark

Relief from royalty

This methodology is based on the market remuneration of the use license granted to third parties. The value of the asset is restated by the savings of royalties that the owner would have to own the asset. It is necessary to determine a royalty rate that reflects the appropriate remuneration of the asset. The royalty payments, net of taxes, are discounted to present value.

Customer relationships

Multi-period excess earnings method

The method considers the present value of net cash flows expected to be generated by customer relationships, by excluding any cash flows related to contributory assets.

Developed technology intangible assets

Replacement cost

This methodology is based on the estimated cost of replacing the referred asset with a new one (acquisition or reconstruction), adjusted to reflect the losses in value resulting from the physical deterioration and the functional and economic obsolescence of that asset.

From the date of acquisition, iClinic has contributed R$ 16,456 of net revenue and R$ 8,250 of loss before income taxes to the Company. Should the acquisition had taken place at the beginning of the period, net revenue for the period ended December 31, 2021 would have been increased by R$ 1,158 and income before income taxes would have been decreased by R$ 1,320.

(b) Acquisition of Medicinae

On March 25, 2021, Afya Brazil acquired 100% of the total share capital of Medicinae, a leading Brazilian healthcare technology company that specializes in healthcare payments and financial services. The aggregate purchase price of R$9,172 is comprised by: i) R$ 5,600 of which 100% was paid in cash on the transaction closing date; and ii) an earn-out (“contingent consideration”) of up of R$ 4,400 is payable in connection with product development goals for 2021 and revenue achievements for 2022. The contingent consideration of R$3,572 is based on the present value of the obligation considering the facts and circumstances at the acquisition date.

The acquisition will expand Afya’s digital health services, as it offers a unique financial platform that allows healthcare professionals all over Brazil to manage receivables in an efficient and scalable way using FIDC (Receivables Investment Fund).

Medicinae relieves a number of challenges in the healthcare payments industry, as reduces long payment cycles for professionals and consolidates financial information, improving the consumer financial experience. Afya’s intention is to grow the Digital Services segment.

F-31

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

The acquisition of Medicinae was accounted for under IFRS 3 – Business Combinations.

Transaction costs to date amount to R$117 and were expensed and are included in general and administrative expenses in the consolidated statement of income.

At the acquisition date, the fair value of the trade receivables acquired equals its carrying amount.

The goodwill recognized includes the value of expected synergies arising from the acquisition, which is not separately recognized. Goodwill is allocated entirely to Digital Services segment. The preliminary goodwill recognized is not expected to be deductible for income taxes purposes.

The valuation techniques used for measuring the fair value of separately identified intangible assets acquired were as follows:

Intangible assets acquired	Valuation technique
Trademark

Relief from royalty

This methodology is based on the market remuneration of the use license granted to third parties. The value of the asset is restated by the savings of royalties that the owner would have to own the asset. It is necessary to determine a royalty rate that reflects the appropriate remuneration of the asset. The royalty payments, net of taxes, are discounted to present value.

Developed technology intangible assets

Replacement cost

This methodology is based on the estimated cost of replacing the referred asset with a new one (acquisition or reconstruction), adjusted to reflect the losses in value resulting from the physical deterioration and the functional and economic obsolescence of that asset.

From the date of acquisition, Medicinae has contributed R$ 359 of net revenue and R$ 1,518 of loss before income taxes to the Company. If the acquisition had taken place at the beginning of the period, net revenue for the period ended December 31, 2021 would have been increased by R$ 105 and income before income taxes would have been decreased by R$ 113.

(c) Acquisition of Medical Harbour

On April 8, 2021, Afya Brazil acquired 100% of the total share capital of Medical Harbour, which offers educational health and medical imaging solutions through an interactive platform for anatomical study, 3D virtual dissection and analysis of medical images, which allow the exploration, and knowledge of human anatomy with digital resources. The aggregate purchase price of R$11,278 is comprised by: i) R$ 5,000 of which 100% was paid in cash on the transaction closing date; and ii) an earn-out (“contingent consideration”) of up to R$ 9,000 is payable in connection with product development goals for 2021 and 2022 and revenue achievements for 2023. The contingent consideration of R$6,278 is based on the present value of the obligation considering the facts and circumstances at the acquisition date.

This acquisition enables Afya to start providing a high quality solution to study the human body, allowing efficient classes and remote practical sessions with greater student acceptance and scalability. Additionally, Afya will be able to distribute Medical Harbour solutions to all of its ecosystem, creating B2C and B2B growth opportunities.

The acquisition of Medical Harbour was accounted for under IFRS 3 – Business Combinations.

F-32

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

Transaction costs to date amount to R$144 and were expensed and are included in general and administrative expenses in the consolidated statement of income.

At the acquisition date, the fair value of the trade receivables acquired equals its carrying amount.

The goodwill recognized includes the value of expected synergies arising from the acquisition, which is not separately recognized. Goodwill is allocated entirely to Digital Services segment. The preliminary goodwill recognized is not expected to be deductible for income taxes purposes.

The Company has not yet finalized the valuation of all identifiable assets acquired and liabilities assumed in the business combination of Medical Harbour and therefore some of these amounts are preliminary. These amounts may be adjusted when the valuations are finalized.

The valuation techniques used for measuring the fair value of separately identified intangible assets acquired were as follows:

Intangible assets acquired	Valuation technique
Trademark

Relief from royalty

This methodology is based on the market remuneration of the use license granted to third parties. The value of the asset is restated by the savings of royalties that the owner would have to own the asset. It is necessary to determine a royalty rate that reflects the appropriate remuneration of the asset. The royalty payments, net of taxes, are discounted to present value.

Customer relationships

Multi-period excess earnings method

The method considers the present value of net cash flows expected to be generated by customer relationships, by excluding any cash flows related to contributory assets.

Developed technology intangible assets

Replacement cost

This methodology is based on the estimated cost of replacing the referred asset with a new one (acquisition or reconstruction), adjusted to reflect the losses in value resulting from the physical deterioration and the functional and economic obsolescence of that asset.

From the date of acquisition, Medical Harbour has contributed R$ 484 of net revenue and R$ 1,945 of loss before income taxes to the Company. Should the acquisition had taken place at the beginning of the period, net revenue for the period ended December 31, 2021 would have been increased by R$ 268 and income before income taxes would have been increased by R$ 127.

(d) Acquisition of Cliquefarma

On April 16, 2021, Afya Brazil acquired 100% of the total share capital of Cliquefarma, a healthtech company operating a free-to-use website that tracks prescription drugs, cosmetics and personal hygiene product prices in Brazil. The aggregate purchase price of R$ 22,089 is comprised by: (i) R$ 16,166 paid in cash; (ii) R$3,000 settled with Afya's shares on the transaction closing date; and (iii) an earn-out (“contingent consideration”) of R$ 3,000 is payable in relation to product development. The contingent consideration of R$2,923 is based on the present value of the obligation considering the facts and circumstances at the acquisition date.

Users of Cliquefarma can easily search for medications or healthcare products and compare prices from over 15,000 pharmacies in Brazil. The traffic generated is monetized through a cost-per-click model, where drugstores pay for each click on their advertisements, a cost-per-acquisition, where drugstores pay for each concluded sale.

F-33

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

The acquisition of Cliquefarma will enhance the Digital Services segment, creating the opportunity to leverage traffic and GMV with prescriptions generated from Afya’s physician ecosystem.

The acquisition of Cliquefarma was accounted for under IFRS 3 – Business Combinations.

Transaction costs to date amount to R$336 and were expensed and are included in general and administrative expenses in the consolidated statement of income.

At the acquisition date, the fair value of the trade receivables acquired equals its carrying amount.

The goodwill recognized includes the value of expected synergies arising from the acquisition, which is not separately recognized. Goodwill is allocated entirely to Digital Services segment. The preliminary goodwill recognized is not expected to be deductible for income taxes purposes.

The Company has not yet finalized the valuation of all identifiable assets acquired and liabilities assumed in the business combination of Cliquefarma and therefore some of these amounts are preliminary. These amounts may be adjusted when the valuations are finalized.

The valuation techniques used for measuring the fair value of separately identified intangible assets acquired were as follows:

Intangible assets acquired	Valuation technique
Trademark

Relief from royalty

This methodology is based on the market remuneration of the use license granted to third parties. The value of the asset is restated by the savings of royalties that the owner would have to own the asset. It is necessary to determine a royalty rate that reflects the appropriate remuneration of the asset. The royalty payments, net of taxes, are discounted to present value.

Developed technology intangible assets

Replacement cost

This methodology is based on the estimated cost of replacing the referred asset with a new one (acquisition or reconstruction), adjusted to reflect the losses in value resulting from the physical deterioration and the functional and economic obsolescence of that asset.

From the date of acquisition, Cliquefarma has contributed R$ 3,268 of net revenue and R$ 1,752 of income before income taxes to the Company. Should the acquisition had taken place at the beginning of the period, net revenue for the period ended December 31, 2021 would have been increased by R$ 1,435 and income before income taxes would have been increased by R$ 926.

(e) Acquisition of Shosp

On May 13, 2021, Afya Brazil acquired 100% of the total share capital of Shosp, a clinical management software that offers all functionalities needed for clinics all over Brazil to manage their financials, patients appointments, medical records, marketing, and others. Afya’s intention is to reinforce the Digital Services operating segment. The aggregate purchase price of R$7,901 is comprised by: i) R$ 5,855 was paid in cash; ii) R$ 454 of consideration to be transferred; and iii) an earn-out (“contingent consideration”) of up to R$ 1,793 is payable in relation to product development. The contingent consideration of R$1,592 is based on the present value of the obligation considering the facts and circumstances at the acquisition date.

F-34

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

The acquisition of Shosp was accounted for under IFRS 3 – Business Combinations.

Transaction costs to date amount to R$188 and were expensed and are included in general and administrative expenses in the consolidated statement of income.

At the acquisition date, the fair value of the trade receivables acquired equals its carrying amount.

The goodwill recognized includes the value of expected synergies arising from the acquisition, which is not separately recognized. Goodwill is allocated entirely to Digital Services segment. The preliminary goodwill recognized is not expected to be deductible for income taxes purposes.

The Company has not yet finalized the valuation of all identifiable assets acquired and liabilities assumed in the business combination of Shosp and therefore some of these amounts are preliminary. These amounts may be adjusted when the valuations are finalized.

The valuation techniques used for measuring the fair value of separately identified intangible assets acquired were as follows:

Intangible assets acquired	Valuation technique
Trademark

Relief from royalty

This methodology is based on the market remuneration of the use license granted to third parties. The value of the asset is restated by the savings of royalties that the owner would have to own the asset. It is necessary to determine a royalty rate that reflects the appropriate remuneration of the asset. The royalty payments, net of taxes, are discounted to present value.

Customer relationships

Multi-period excess earnings method

The method considers the present value of net cash flows expected to be generated by customer relationships, by excluding any cash flows related to contributory assets.

Developed technology intangible assets

Replacement cost

This methodology is based on the estimated cost of replacing the referred asset with a new one (acquisition or reconstruction), adjusted to reflect the losses in value resulting from the physical deterioration and the functional and economic obsolescence of that asset.

From the date of acquisition, Shosp has contributed R$ 1,376 of net revenue and R$ 448 of income before income taxes to the Company. Should the acquisition had taken place at the beginning of the period, net revenue for the period ended December 31, 2021 would have been increased by R$ 306 and income before income taxes would have been decreased by R$ 82.

(f) Acquisition of UNIFIPMoc

On June 1, 2021, Afya Brazil acquired 100% of the total share capital of Sociedade Padrão de Educação Superior Ltda. (“UNIFIPMoc”). The aggregate purchase price is R$ 328,322 and the total amount was paid in cash. There are 40 additional seats still pending approval, which, if approved by the Ministry of Education, will result in a potential additional payment of up to R$ 50,000. Given the future event that will trigger the potential payout is not under the Company’s control, the probability of such payout cannot be reliably estimated and thus the contingent consideration was not measured at acquisition date. Should the additional seats be approved it will result in additional licenses, which will be measured accordingly if and when approved.

F-35

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

UNIFIPMoc is a post-secondary education institution with government authorization to offer on-campus, undergraduate courses in medicine in the states of Minas Gerais and Bahia. The acquisition is in line with the Company’s strategy to focus on medical education, including medical school.

The acquisition of UNIFIPMoc was accounted for under IFRS 3 – Business Combinations.

Transaction costs to date amount to R$177 and were expensed and are included in general and administrative expenses in the consolidated statement of income.

At the acquisition date, the fair value of the trade receivables acquired equals its carrying amount.

The goodwill recognized includes the value of expected synergies arising from the acquisition, which is not separately recognized. Goodwill is allocated entirely to Undergrad segment. The preliminary goodwill recognized is not expected to be deductible for income taxes purposes.

The Company has not yet finalized the valuation of all identifiable assets acquired and liabilities assumed in the business combination of UnifipMoc and therefore some of these amounts are preliminary. These amounts may be adjusted when the valuations are finalized.

The valuation techniques used for measuring the fair value of separately identified intangible assets acquired were as follows:

Intangible assets acquired	Valuation technique
Licenses

With-and-without method

The with-and-without method consists of estimating the fair value of an asset by the difference between the value of this asset in two scenarios: a scenario considering the existence of the asset in question and another considering its non-existence.

Customer relationships

Multi-period excess earnings method

The method considers the present value of net cash flows expected to be generated by customer relationships, by excluding any cash flows related to contributory assets.

The valuation technique for property and equipment consists of determining the fair value of an asset by using methodologies like replacement costs, market value, remaining useful life and physical depreciation.

From the date of acquisition, UNIFIPMoc has contributed R$ 69,887 of net revenue and R$ 19,458 of income before income taxes to the Company. Should the acquisition had taken place at the beginning of the period, net revenue for the period ended December 31, 2021 would have been increased by R$ 46,150 and income before income taxes would have been increased by R$ 12,847.

(g) Acquisition of UNIGRANRIO

On August 4, 2021, Afya Brazil acquired 100% of the total share capital of Companhia Nilza Cordeiro Herdy de Educação e Cultura, Instituto de Ensino Superior de Palhoça S/S Ltda., Sociedade Educacional de Palhoça S/S Ltda., and Policlínica e Centro de Estética Duque de Caxias Ltda. (combined denominated “Unigranrio”). The aggregate original purchase price of R$ 626,116 of which 60% was paid in cash on the transaction closing date, and 40% is payable in cash in four equal installments through 2022 to 2025, adjusted by the CDI rate, was adjusted by R$7,160, because of the actual net debt, to R$618,956. There are 82 additional seats still pending approval which, if approved by MEC, will result in a potential additional payment of up to R$90,200. Given the future event that will trigger the potential payout is not under the Company’s control, the probability of such payout cannot be reliably estimated and thus the contingent consideration was not measured at acquisition date. Should the additional seats be approved it will result in additional licenses, which will be measured accordingly if and when approved.

F-36

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

Unigranrio is a post-secondary education institution with governmental authorization to offer on-campus, undergraduate degrees and graduate programs in medicine and health, as well as other courses, in the State of Rio de Janeiro and Santa Catarina

The acquisition of Unigranrio was accounted for under IFRS 3 – Business Combinations.

Transaction costs to date amount to R$10,990 and were expensed and are included in general and administrative expenses in the consolidated statement of income.

At the acquisition date, the fair value of the trade receivables acquired equals its carrying amount.

The goodwill recognized includes the value of expected synergies arising from the acquisition, which is not separately recognized. Goodwill is allocated entirely to Undergrad segment. The preliminary goodwill recognized is not expected to be deductible for income taxes purposes.

The Company has not yet finalized the valuation of all identifiable assets acquired and liabilities assumed in the business combination of Unigranrio and therefore some of these amounts are preliminary. These amounts may be adjusted when the valuations are finalized.

The valuation techniques used for measuring the fair value of separately identified intangible assets acquired were as follows:

Intangible assets acquired	Valuation technique
Licenses

With-and-without method

The with-and-without method consists of estimating the fair value of an asset by the difference between the value of this asset in two scenarios: a scenario considering the existence of the asset in question and another considering its non-existence.

Customer relationships

Multi-period excess earnings method

The method considers the present value of net cash flows expected to be generated by customer relationships, by excluding any cash flows related to contributory assets.

The valuation technique for property and equipment consists of determining the fair value of an asset by using methodologies like replacement costs, market value, remaining useful life and physical depreciation.

From the date of acquisition, Unigranrio has contributed R$ 123,369 of net revenue and R$ 33,450 of income before income taxes to the Company. Should the acquisition had taken place at the beginning of the period, net revenue for the period ended December 31, 2021 would have been increased by R$ 150,456 and income before income taxes would have been increased by R$ 22,191.

F-37

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

(h) Acquisition of RXPRO

On October 1, 2021, Afya Brazil acquired 100% of RX PRO, comprised of (i) RX PRO Soluções de Tecnologia Ltda. and (ii) RX PRO LOG Transporte e Logistica Ltda..Soluções de Tenologia Ltda. RX PRO consists of a solution that connects physicians with the pharmaceutical industry, providing specialized and personalized marketing for those companies, in a more convenient way for physicians. Afya’s intention is to reinforce the Digital Services operating segment. The aggregate purchase price of R$45,622 is comprised by: i) R$ 30,263 was paid in cash; ii) R$ 76 to be paid as price adjustment, iii) R$5,112 settled with Afya's treasury shares on the transaction closing date; and (iv) an earn-out (“contingent consideration”) of R$ 21,000 is payable in relation to revenue achievements. The contingent consideration of R$10,171 is based on the present value of the obligation considering the facts and circumstances at the acquisition date.

The acquisition of RXPRO was accounted for under IFRS 3 – Business Combinations.

Transaction costs to date amount to R$264 and were expensed and are included in general and administrative expenses in the consolidated statement of income.

At the acquisition date, the fair value of the trade receivables acquired equals its carrying amount.

The goodwill recognized includes the value of expected synergies arising from the acquisition, which is not separately recognized. Goodwill is allocated entirely to Digital Services segment. The preliminary goodwill recognized is not expected to be deductible for income taxes purposes.

The Company has not yet finalized the valuation of all identifiable assets acquired and liabilities assumed in the business combination of RXPRO and therefore some of these amounts are preliminary. These amounts may be adjusted when the valuations are finalized.

The valuation techniques used for measuring the fair value of separately identified intangible assets acquired were as follows:

Intangible assets acquired	Valuation technique
Trademark

Relief from royalty

This methodology is based on the market remuneration of the use license granted to third parties. The value of the asset is restated by the savings of royalties that the owner would have to own the asset. It is necessary to determine a royalty rate that reflects the appropriate remuneration of the asset. The royalty payments, net of taxes, are discounted to present value.

Customer relationships

Multi-period excess earnings method

The method considers the present value of net cash flows expected to be generated by customer relationships, by excluding any cash flows related to contributory assets.

Developed technology intangible assets

Replacement cost

This methodology is based on the estimated cost of replacing the referred asset with a new one (acquisition or reconstruction), adjusted to reflect the losses in value resulting from the physical deterioration and the functional and economic obsolescence of that asset.

F-38

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

From the date of acquisition, RXPRO has contributed R$ 907 of net revenue and R$ 984 of loss before income taxes to the Company. Should the acquisition had taken place at the beginning of the period, net revenue for the period ended December 31, 2021 would have been increased by R$ 3,155 and income before income taxes would have been decreased by R$ 325.

5.2 Acquisitions in 2020

The fair values of the identifiable assets acquired and liabilities assumed as of each acquisition date were:

	UniRedentor*	UniSL**	PEBMED	FESAR	MedPhone	FCMPB
Assets
Cash and cash and equivalents	11,796	3,245	1,119	4,236	60	100
Trade receivables	4,800	21,567	7,984	-	-	8,148
Inventories	-	467	-	-	-	-
Recoverable taxes	3	822	-	-	-	-
Other assets	2,486	7,251	161	42	9	123
Indemnification assets	710	12,645	12,350	6,871	-	-
Right-of-use assets	10,265	42,062	865	-	-	23,663
Property and equipment	4,207	19,144	391	23,176	-	962
Intangible assets	142,399	314,097	60,372	167,106	3,727	264,782
	176,666	421,300	83,242	201,431	3,796	297,778
Liabilities
Trade payables	746	3,554	9,024	143	-	173
Loans and financing	16,187	58,541	-	1,087	-	-
Lease liabilities	10,265	42,062	865	-	-	23,663
Labor and social obligations	4,471	8,070	1,786	1,801	-	3,832
Taxes payable	850	5,779	1,210	29	2	5
Provision for legal proceedings	710	12,645	12,350	6,871	-	-
Advances from customers	10,994	6,084	9,312	759	-	1,781
Notes payable	-	80,526	-	-	-	-
Other liabilities	-	14,754	-	-	228	-
	44,223	232,015	34,547	10,690	230	29,454
Total identifiable net assets at fair value	132,443	189,285	48,695	190,741	3,566	268,324
Goodwill arising on acquisition	77,662	4,420	84,175	71,664	2,843	110,483
Purchase consideration transferred	210,105	193,705	132,870	262,405	6,409	378,807
Cash paid	114,607	141,065	115,339	260,836	6,373	189,913
Payable in installments	95,498	52,640	-	1,569	36	188,894
Paid in Afya Brazil’s shares	-	-	17,531	-	-	-
Analysis of cash flows on acquisition:
Transaction costs (included in cash flows from operating activities)	1,380	1,666	613	2,047	158	721
Cash paid, net of cash acquired with the subsidiary (included in cash flows from investing activities)	102,811	137,820	114,220	256,600	6,313	189,813
Net of cash flow on acquisition	104,191	139,486	114,833	258,647	6,471	190,534

*During the measurement period, the goodwill for the acquisition of UniRedentor was adjusted to R$77,662 as a result of an increase of intangible assets to R$142,399 and a purchase price consideration adjustment of R$ 4,503.

**During the measurement period, the goodwill for the acquisition of UniSL was adjusted to R$4,420 as a result of (i) a purchase consideration decrease of R$7,816 and (ii) adjustments increasing intangible assets to R$ 314,097 and a decrease in property and equipment of R$7.

(a) Acquisition of UniRedentor

On January 31, 2020, Afya Brazil acquired 100% of the share capital of UniRedentor. The original purchase price of R$214,608, was adjusted by R$4,503 and was comprised by: i) R$114,607 paid in cash on the acquisition date; and ii) R$100,000 is payable in five equal installments from January 2021 to July 2024, adjusted by the CDI rate. The purchase consideration adjustment of R$4,503 was deducted from the first installment due in January 2021.

UniRedentor is a post-secondary education institution with governmental authorization to offer on-campus, undergraduate degrees and graduate programs in medicine and health, as well as other courses, in the State of Rio de Janeiro. The acquisition contributed with 112 medical school seats, with a potential 44 additional medical school seats subject to the approval by MEC and is in line with the Company’s strategy to focus on medical education, including medical school.

F-39

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

The acquisition of UniRedentor was accounted for under IFRS 3 – Business Combinations.

Transaction costs to date amount to R$1,380 and were expensed and are included in general and administrative expenses in the consolidated statement of income.

At the acquisition date, the fair value of the trade receivables acquired equals its carrying amount. Afya Brazil measured the acquired lease liabilities using the present value of the remaining lease payments at the date of acquisition. The right-of-use assets were measured at an amount equal to the lease liabilities and adjusted to reflect the unfavorable terms of the lease relative to market terms.

The goodwill recognized includes the value of expected synergies arising from the acquisition, which is not separately recognized. Goodwill is allocated entirely to Undergrad segment. The goodwill recognized is not expected to be deductible for income taxes purposes.

The valuation techniques used for measuring the fair value of separately identified intangible assets acquired were as follows:

Intangible assets acquired	Valuation technique
Licenses

With-and-without method

The with-and-without method consists of estimating the fair value of an asset by the difference between the value of this asset in two scenarios: a scenario considering the existence of the asset in question and another considering its non-existence.

Customer relationships

Multi-period excess earnings method

The method considers the present value of net cash flows expected to be generated by customer relationships, by excluding any cash flows related to contributory assets.

UniRedentor contributed R$ 96,065 of net revenue and R$ 30,952 of income before income taxes to the Company in 2020. If the acquisition had taken place at the beginning of the period, net revenue for 2020 would have been increased by R$ 5,931 and income before income taxes for 2020 would have been increased by R$ 321.

(b) Acquisition of UniSL

On May 5, 2020, Afya Brazil acquired 100% of the total share capital of UniSL. UniSL is a post-secondary education institution with governmental authorization to offer on-campus, undergraduate courses in medicine and health, as well as other courses, in the State of Rondônia. The original purchase consideration of R$201,521 was adjusted by R$7,816, of which: (i) 70% is payable in cash on the transaction closing date, and (ii) 30% is payable in cash in three equal installments through 2023, adjusted by the CDI rate. The purchase consideration adjustment of R$7,816 was deducted from the first installment due in May 2021.

The acquisition contributed with 182 medical school seats. There are 100 additional seats still pending approval which, if approved by MEC, will result in a potential additional payment of up to R$80,000, adjusted by the CDI rate.

Given the future event that will trigger the potential payout is not under the Company’s control, the probability of such payout cannot be reliably estimated and thus the contingent consideration was not measured at acquisition date. Should the additional seats be approved it will result in additional licenses, which will be measured accordingly if and when approved.

F-40

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

The acquisition of UniSL was accounted for under IFRS 3 – Business Combinations.

Transaction costs to date amount to R$1,666 and were expensed and are included in general and administrative expenses in the consolidated statement of income.

At the acquisition date, the fair value of the trade receivables acquired equals its carrying amount. Afya Brazil measured the acquired lease liabilities using the present value of the remaining lease payments at the date of acquisition. The right-of-use assets were measured at an amount equal to the lease liabilities and adjusted to reflect the unfavorable terms of the lease relative to market terms.

The goodwill recognized includes the value of expected synergies arising from the acquisition, which is not separately recognized. Goodwill is allocated entirely to Undergrad segment. The goodwill recognized is not expected to be deductible for income taxes purposes.

The valuation techniques used for measuring the fair value of separately identified intangible assets acquired were as follows:

Intangible assets acquired	Valuation technique
Licenses

With-and-without method

The with-and-without method consists of estimating the fair value of an asset by the difference between the value of this asset in two scenarios: a scenario considering the existence of the asset in question and another considering its non-existence.

Customer relationships

Multi-period excess earnings method

The method considers the present value of net cash flows expected to be generated by customer relationships, by excluding any cash flows related to contributory assets.

UniSL contributed R$ 113,894 of net revenue and R$ 30,649 of income before income taxes to the Company in 2020. If the acquisition had taken place at the beginning of the period, net revenue for 2020 would have been increased by R$ 57,477 and income before income taxes for 2020 would have been increased by R$ 9,455.

(c) Acquisition of PEBMED

On July 20, 2020, Afya Brazil acquired 100% of the share capital of PEBMED. The original purchase price of R$ 132,900 was adjusted by R$ 30 and was comprised by: i) R$115,339 paid in cash on the acquisition date; and ii) R$ 17,531 was paid with Afya Brazil’s shares which were afterwards contributed to the Company in exchange of issuance of 141,976 of its own shares.

PEBMED offers content and clinical tools for healthcare professionals, including web portals and mobile apps. With the integration of PEBMED into our platform, Afya will continue to expand offerings for the medical professionals.

The acquisition of PEBMED was accounted for under IFRS 3 – Business Combinations.

Transaction costs to date amount to R$ 613 and were expensed and are included in general and administrative expenses in the consolidated statement of income.

F-41

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

At the acquisition date, the fair value of the trade receivables acquired equals its carrying amount. Afya Brazil measured the acquired lease liabilities using the present value of the remaining lease payments at the date of acquisition. The right-of-use assets were measured at an amount equal to the lease liabilities and adjusted to reflect the unfavorable terms of the lease relative to market terms.

The goodwill recognized includes the value of expected synergies arising from the acquisition, which is not separately recognized. Goodwill is allocated entirely to Digital Services segment. The goodwill recognized is not expected to be deductible for income taxes purposes.

The valuation techniques used for measuring the fair value of separately identified intangible assets acquired were as follows:

Intangible assets acquired	Valuation technique
Trademark

Relief from royalty

This methodology is based on the market remuneration of the use license granted to third parties. The value of the asset is restated by the savings of royalties that the owner would have to own the asset. It is necessary to determine a royalty rate that reflects the appropriate remuneration of the asset. The royalty payments, net of taxes, are discounted to present value.

Customer relationships

Multi-period excess earnings method

The method considers the present value of net cash flows expected to be generated by customer relationships, by excluding any cash flows related to contributory assets.

Developed technology intangible assets

Replacement cost

This methodology is based on the estimated cost of replacing the referred asset with a new one (acquisition or reconstruction), adjusted to reflect the losses in value resulting from the physical deterioration and the functional and economic obsolescence of that asset.

PEBMED contributed R$ 17,535 of net revenue and R$ 3,413 of income before income taxes to the Company in 2020. If the acquisition had taken place at the beginning of the period, net revenue for 2020 would have been increased by R$ 17,452 and income before income taxes for 2020 would have been increased by R$ 1,813.

(d) Acquisition of FESAR

On November 3, 2020, Afya Brazil acquired 100% of the share capital of FESAR. The aggregate purchase price was R$260,836, including the CDI rate adjustment from the signing date and the real state of the operation, estimated at R$ 17,397, of which 100% was paid in cash on the closing of the operation. The purchase consideration was adjusted by R$1,569 and was paid on February 25, 2021.

FESAR is a post-secondary education institution with government authorization to offer on-campus, undergraduate courses in medicine and health, as well as other courses, in the State of Pará and medical course represents 70% of its 2019’s net revenue. The acquisition contributed with 120 medical school seats.

The acquisition of FESAR was accounted for under IFRS 3 – Business Combinations.

F-42

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

Transaction costs to date amount to R$2,047 and were expensed and are included in general and administrative expenses in the consolidated statement of income.

At the acquisition date, the fair value of the trade receivables acquired equals its carrying amount.

The goodwill recognized includes the value of expected synergies arising from the acquisition, which is not separately recognized. Goodwill is allocated entirely to Undergrad segment. The goodwill recognized is not expected to be deductible for income taxes purposes.

The valuation techniques used for measuring the fair value of separately identified intangible assets acquired were as follows:

Intangible assets acquired	Valuation technique
Licenses

With-and-without method

The with-and-without method consists of estimating the fair value of an asset by the difference between the value of this asset in two scenarios: a scenario considering the existence of the asset in question and another considering its non-existence.

Customer relationships

Multi-period excess earnings method

The method considers the present value of net cash flows expected to be generated by customer relationships, by excluding any cash flows related to contributory assets.

FESAR contributed R$ 6,280 of net revenue and R$ 3,751 of income before income taxes to the Company in 2020. If the acquisition had taken place at the beginning of the period, net revenue for 2020 would have been increased by R$ 29,113 and income before income taxes for 2020 would have been increased by R$ 14,918.

(e) Acquisition of MedPhone

On November 4, 2020, Afya Brazil acquired 100% of the share capital of MedPhone. The net purchase price was R$6,373 of which 100% was paid in cash on the closing of the operation. The purchase price was adjusted to R$6,409, this price adjustment of R$ 36 was paid on February 2, 2021.

MedPhone is a clinical decision and leaflet consultation app in Brazil, that helps physicians, medical students and other healthcare professionals to make faster and more accurate decisions on a daily basis.

The acquisition of MedPhone was accounted for under IFRS 3 – Business Combinations.

Transaction costs to date amount to R$158 and were expensed and are included in general and administrative expenses in the consolidated statement of income.

There are no trade receivables, right of use assets or lease liabilities associated with the acquisition of MedPhone.

The goodwill recognized includes the value of expected synergies arising from the acquisition, which is not separately recognized. Goodwill is allocated entirely to Digital Services segment. The goodwill recognized is not expected to be deductible for income taxes purposes.

The valuation techniques used for measuring the fair value of separately identified intangible assets acquired were as follows:

F-43

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

Intangible assets acquired	Valuation technique
Trademark

Relief from royalty

This methodology is based on the market remuneration of the use license granted to third parties. The value of the asset is restated by the savings of royalties that the owner would have to own the asset. It is necessary to determine a royalty rate that reflects the appropriate remuneration of the asset. The royalty payments, net of taxes, are discounted to present value.

Customer relationships

Multi-period excess earnings method

The method considers the present value of net cash flows expected to be generated by customer relationships, by excluding any cash flows related to contributory assets.

Developed technology intangible assets

Replacement cost

This methodology is based on the estimated cost of replacing the referred asset with a new one (acquisition or reconstruction), adjusted to reflect the losses in value resulting from the physical deterioration and the functional and economic obsolescence of that asset.

Medphone contributed R$ 49 of net revenue and R$ 57 of loss before income taxes to the Company in 2020. If the acquisition had taken place at the beginning of the period, net revenue for 2020 would have been increased by R$ 142 and income before income taxes for 2020 would have been increased by R$ 46.

(f) Acquisition of FCMPB

On November 9, 2020, Afya Brazil acquired 100% of the share capital of FCMPB. The total net purchase price of R$379,913 was adjusted to R$378,807 and is comprised of (i) R$189,913 paid in cash on the transaction closing date, and (ii) R$188,894 is payable in cash in four equal installments through 2024, adjusted by the CDI rate.

FCMPB is a post-secondary education institution with government authorization to offer on-campus, undergraduate courses in the State of Paraíba and medical course represents 99% of its 2019’s net revenue. The acquisition contributed with 157 medical school seats

The acquisition of FCMPB was accounted for under IFRS 3 – Business Combinations.

Transaction costs to date amount to R$721 and were expensed and are included in general and administrative expenses in the consolidated statement of income.

At the acquisition date, the fair value of the trade receivables acquired equals its carrying amount. Afya Brazil measured the acquired lease liabilities using the present value of the remaining lease payments at the date of acquisition. The right-of-use assets were measured at an amount equal to the lease liabilities and adjusted to reflect the unfavorable terms of the lease relative to market terms.

The goodwill recognized includes the value of expected synergies arising from the acquisition, which is not separately recognized. Goodwill is allocated entirely to Undergrad segment. The goodwill recognized is not expected to be deductible for income taxes purposes.

The valuation techniques used for measuring the fair value of separately identified intangible assets acquired were as follows:

F-44

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

Intangible assets acquired	Valuation technique
Licenses

With-and-without method

The with-and-without method consists of estimating the fair value of an asset by the difference between the value of this asset in two scenarios: a scenario considering the existence of the asset in question and another considering its non-existence.

Customer relationships

Multi-period excess earnings method

The method considers the present value of net cash flows expected to be generated by customer relationships, by excluding any cash flows related to contributory assets.

FCMPB contributed R$ 10,509 of net revenue and R$ 3,570 of income before income taxes to the Company in 2020. FCMPB was constituted through a spin-off recently in August, 2020 and there is no information before this period to be presented.

6	Cash and cash equivalents

	2021	2020

Cash and bank deposits	88,487	57,729
Cash equivalents	660,075	987,313
	748,562	1,045,042

Cash equivalents correspond mainly to financial investments in Bank Certificates of Deposit (“CDB”) with highly rated financial institutions and investments funds managed by highly rated financial institutions. As of December 31, 2021, the average interest on these investments are equivalent to 100.38% of the Interbank Certificates of Deposit (“CDI”) (December 31, 2020: 90.95%). These funds are available for immediate use and have insignificant risk of changes in value. Cash equivalents denominated in U.S. dollars totaled R$23,228 as of December 31, 2021 (December 31, 2020: R$70,523).

F-45

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

7	Trade receivables

	2021	2020

Tuition fees	279,915	195,318
Educational content (a)	69,227	62,931
FIES	61,342	49,425
Educational credits	5,375	11,248
Mobile app subscription (b)	20,946	13,526
Others	14,001	10,476
	450,806	342,924
(-) Allowance for doubtful accounts	(45,013)	(32,980)
	405,793	309,944
Current	378,351	302,317
Non-current	27,442	7,627

(a) Related to trade receivables from sales of printed books, e-books and medical courses through digital platform from Medcel.

(b) Related to trade receivables from mobile applications subscriptions for digital medical content.

As of December 31, 2021 and 2020, the aging of trade receivables was as follows:

	2021	2020

Neither past due nor impaired	184,382	145,076
Past due
1 to 30 days	68,932	44,365
31 to 90 days	69,299	57,198
91 to 180 days	55,764	51,521
More than 180 days	72,429	44,764
	450,806	342,924

The changes in the allowance for doubtful accounts for the years ended December 31, 2021, 2020 and 2019, was as follows:

	2021	2020	2019

Balances at the beginning of the period	(32,980)	(14,763)	(7,537)
Additions	(47,819)	(32,081)	(15,040)
Write-offs	35,786	13,864	7,814
Balances at the end of the period	(45,013)	(32,980)	(14,763)

F-46

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

8	Related parties

The table below summarizes the balances and transactions with related parties:

	2021	2020

Assets
Trade receivables (a)	692	174
Related parties (b)	-	421
	692	595
Current	692	174
Non-current	-	421

Liabilities
Accounts payable to selling shareholders (c)	54,556	-
	54,556	-
Current	27,278	-
Non-current	27,278	-

	2021	2020	2019

Other income
UEPC (a)	752	104	557
	752	104	557
Lease
RVL Esteves Gestão Imobiliária S.A.	15,336	11,288	10,417
UNIVAÇO Patrimonial Ltda.	3,210	2,915	2,816
IESVAP Patrimonial Ltda.	4,560	3,470	2,609
	23,106	17,673	15,842

(a) Refers to sales of educational content from Medcel to UEPC.

(b) Amounts to be reimbursed by the shareholders to Afya Brazil, mainly related to payments of legal cost and advisory services recorded in other assets. This amount was paid in December 2021.

(c) Refers to amounts to be payable to our shareholder Nicolau Carvalho Esteves regarding the agreement to which Afya Brazil acquired the right to develop ITPAC Garanhuns medical school, a greenfield unit. 50% of the transaction is due in two equal annual installments, adjusted by the CDI rate.

Lease agreements with RVL Esteves Gestão Imobiliária S.A.

Afya Brazil has entered into lease agreements with RVL Esteves Gestão Imobiliária S.A. (“RVL”), an entity controlled by the shareholder Nicolau Carvalho Esteves and of which Mr. Renato Esteves is an executive officer, as described below:

On June 21, 2016, RVL entered into lease agreements (as amended on April 26, 2018) with ITPAC – Instituto Tocantinense Presidente Antônio Carlos S.A., or ITPAC, and Itpac Porto Nacional – Instituto Tocantinense Presidente Antonio Carlos Porto S.A., or ITPAC Porto Nacional, pursuant to which RVL Esteves Gestão Imobiliária S.A. agreed to lease campuses to ITPAC and ITPAC Porto Nacional in the cities of Araguaína and Porto Nacional, both located in the State of Tocantins. The lease agreements are adjustable in accordance with the provisions of each lease agreement. The lease agreements are for an initial term of 20 years, and are renewable for an additional 20 years subject to the provisions of each lease agreement.

On November 1, 2016, RVL entered into a lease agreement with Afya Brazil, pursuant to which RVL agreed to lease to Afya Brazil certain offices located in the city of Nova Lima, State of Minas Gerais, where Afya Brazil’s principal executive offices are located. On February 9, 2019 the agreement was amended to extend lease terms and adjust the lease amounts, subject to certain discount conditions set forth in the lease agreement and adjustable in accordance with the provisions of the lease agreement. The lease agreement is for an initial term of five years, and may be renewable for an additional five years subject to the provisions of the lease agreement.

F-47

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

On September 6, 2018, RVL entered into a lease agreement with ITPAC, pursuant to which RVL agreed to lease to ITPAC the new ITPAC campus by RVL in the city of Palmas, State of Tocantins. The lease agreement is for an amount equal to 7.5% of the monthly net revenue of ITPAC during the prior semester, which will start to become due once the new ITPAC campus becomes operational, subject to the provisions of the lease agreement. The lease agreement is for an initial term of 20 years, starting on the date the new ITPAC campus becomes operational, and is renewable for an additional 20 years subject to the provisions of the lease agreement.

On October 30, 2019, RVL entered into a lease agreement with IPTAN, pursuant to which RVL agreed to lease to IPTAN the new IPTAN medical campus, currently under construction by RVL in the city of Santa Inês, State of Maranhão. The lease agreement is for a monthly amount equal to (i) up to June 2020, R$12 and (ii) after June 2020 and until March 2024, 6.5% of the monthly net revenue of IPTAN assessed during the prior semester, in each case adjustable in accordance with the provisions of the lease agreement. The lease agreement is for an initial term of 5 years counted from the conclusion of the construction works, and may be renewable for an additional 5 years subject to the provisions of the lease agreement.

On August 02, 2021, RVL entered into a lease agreement with ITPAC, pursuant to which RVL agreed to lease to ITPAC the new ITPAC Garanhuns medical campus, in the city of Garanhuns, State of Pernambuco. The lease agreement is for a monthly amount equal to (i) up to June 2022, R$40; (ii) after June 2022 and until December 2028, 6.5% of the monthly net revenue of ITPAC Garanhuns assessed during the prior semester, in each case adjustable in accordance with the provisions of the lease agreement; and (iii) after 2029 the monthly amount should be adjust by inflation rate (IPCA). The lease agreement is for a term of 20 years.

The lease payments in connection with the lease agreements with RVL totaled R$15,336 and R$11,288 in the years ended December 31, 2021 and 2020, respectively. In the year ended December 31, 2019, the lease payments in connection with the lease agreements with RVL totaled R$10,417.

Lease agreement with UNIVAÇO Patrimonial Ltda.

On July 14, 2016, UNIVAÇO Patrimonial Ltda., an entity controlled by the shareholder Nicolau Carvalho Esteves and of which Ms. Rosângela Esteves is the chief executive officer, entered into a lease agreement with UNIVAÇO, a subsidiary of Afya Brazil, pursuant to which UNIVAÇO Patrimonial Ltda. agreed to lease the UNIVAÇO campus to UNIVAÇO, located in the city of Ipatinga, State of Minas Gerais. The lease agreement is adjustable in accordance with the provisions of the lease agreement. The lease agreement is for an initial term of 20 years, and is renewable for an additional 20 years subject to the provisions of the lease agreement. The lease payments in connection with this lease agreement totaled R$3,210 and R$2,915 in the years ended December 31, 2021 and 2020, respectively. In the year ended December 31, 2019, the lease payments in connection with this lease agreement totaled R$2,816.

Lease agreement with IESVAP Patrimonial Ltda.

On April 25, 2018, IESVAP Patrimonial Ltda., an entity controlled by the shareholder Nicolau Carvalho Esteves and of which Mr. Renato Esteves is an executive officer, entered into a lease agreement with IESVAP, a subsidiary of Afya Brazil, pursuant to which IESVAP Patrimonial Ltda. agreed to lease the IESVAP campus to IESVAP located in the city of Parnaíba, State of Piauí. The lease agreement is for an amount equal to 7.5% of the monthly net revenue of IESVAP during 2018.

F-48

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

The lease agreement is for an initial term of 20 years, and is renewable for an additional 20 years subject to the provisions of the lease agreement. The lease payments in connection with this lease agreement totaled R$4,560 and R$3,470 in the years ended December 31, 2021 and 2020, respectively. In the year ended December 31, 2019, the lease payments in connection with this lease agreement totaled R$2,609.

Key management personnel compensation

Key management personnel compensation included in the Company’s consolidated statement of income comprised the following:

	2021	2020	2019
Short-term employee benefits	11,933	9,629	4,947
Share-based compensation plan	20,251	23,989	13,893
	32,184	33,618	18,840

Compensation of the Company’s key management includes short-term employee benefits comprised by salaries, labor and social charges, and other ordinary short-term employee benefits. The amounts disclosed in the table above are the amounts recognized as an expense in general and administrative expenses during the reporting period related to key management personnel.

The executive officers participate in share-based compensation plans described in Note 16 (b).

9	Other assets

As of December 31, 2021 the Company has R$222,839 (R$ 103,651 in December 31, 2020) accounted for as Others assets as follow:

	December 31, 2021	December 31, 2020

Indemnification assets (a)	135,355	53,499
Judicial deposits	18,825	1,451
Prepaid expenses	10,110	2,291
Other FIES receivables	21,450	10,411
Other assets	37,099	35,999
Total	222,839	103,651

Current	42,533	29,614
Non-current	180,306	74,037

(a) Under the terms of the Share Purchase and Sale Agreements ("Agreements") between the Company and the selling shareholders of the subsidiaries acquired, the Company assesses that the selling shareholders are exclusively responsible for any provisions (including labor, tax and civil), which are or will be the subject of a claim by any third party, arising from the act or fact occurred, by action or omission, prior to or on the closing dates of the acquisitions.

F-49

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

10	Investment in associate

In connection with the corporate reorganization, described in Note 1 regarding the merger with BR Health, the Company acquired a 30% interest in UEPC, a medical school located in the Federal District, that offers higher education and post-graduate courses, both in person and long-distance learning. The Company’s interest in UEPC is accounted for using the equity method. The following table illustrates the summarized financial information of the Company’s investment in UEPC:

	December 31, 2021	December 31, 2020

Current assets	33,976	55,413
Non-current assets	109,805	82,575
Current liabilities	(35,049)	(34,531)
Non-current liabilities	(91,086)	(76,132)
Equity	17,646	27,325
Company’s share in equity – 30%	5,294	8,227
Goodwill	43,183	43,183
Carrying amount of the investment	48,477	51,410

	December 31, 2021	December 31, 2020	December 31, 2019
Net revenue	127,618	113,965	85,816
Cost of services	(57,935)	(55,926)	(39,459)
General and administrative expenses	(24,025)	(27,341)	(29,476)
Finance result	(4,585)	(4,882)	(4,121)
Income before income taxes	41,073	25,816	12,760
Income taxes expenses	(1,748)	(252)	(2,275)
Net income for the period	39,325	25,564	10,485
Company’s share of income for the period	11,797	7,698	2,362

	December 31, 2021	December 31, 2020	December 31, 2019

Opening balance	51,410	45,634	-
Acquisition of minority interest (15%) in March 2019	-	-	24,458
Acquisition of additional interest (15%) in June 2019	-	-	24,457
Dividends received	(11,770)	(1,922)	(5,643)
Dividends receivable (included in Other assets)	(2,960)	-	-
Share of income	11,797	7,698	2,362
Closing balance	48,477	51,410	45,634

The Company tests at least annually the recoverability of the carrying amount of goodwill and there was no impairment for this goodwill.

F-50

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

11	Property and equipment

Cost	Building	Machinery and equipment	Lands	Vehicles	Furniture and fixtures	IT equipment	Library books	Laboratories and clinics	Leasehold improvements	Construction in progress	Total

As of January 1, 2019	-	30,503	2,770	182	11,897	10,243	12,838	597	11,882	10,736	91,648
Additions	-	9,838	4,235	422	6,976	4,241	1,205	34	4,488	25,525	56,964
Transfers	-	-	-	-	-	(525)	-	-	-	-	(525)
Business combinations	-	3,988	-	103	2,565	2,035	4,096	418	14,541	470	28,216
As of December 31, 2019	-	44,329	7,005	707	21,438	15,994	18,139	1,049	30,911	36,731	176,303
Additions	-	13,806	672	-	4,550	9,657	1,012	-	54,748	5,387	89,832
Business combinations	6,771	8,973	5,724	508	3,061	2,493	2,473	-	12,787	5,090	47,880
Transfer	19,148	1,395	-	-	82	367	-	(1,049)	23,559	(43,502)	-
As of December 31, 2020	25,919	68,503	13,401	1,215	29,131	28,511	21,624	-	122,005	3,706	314,015
Additions	1,384	10,268	5,451	111	21,075	19,511	3,392	-	4,720	59,957	125,869
Business combinations	-	12,810	-	346	16,684	10,138	5,142	-	17,425	3,078	65,623
Disposals *	62	(14,213)	-	(205)	2,862	(4,985)	(86)	-	(550)	(417)	(17,532)
Transfer	25,068	3	-	-	82	9	-	-	9,376	(34,538)	-
As of December 31, 2021	52,433	77,371	18,852	1,467	69,834	53,184	30,072	-	152,976	31,786	487,975

Depreciation
As of January 1, 2019	-	(9,696)	-	(59)	(4,261)	(4,489)	(7,015)	(27)	(338)	-	(25,885)
Depreciation	-	(4,097)	-	-	(1,629)	(2,495)	(1,648)	(359)	(1,317)	-	(11,545)
Disposals	-	-	-	-	-	447	-	-	-	-	447
As of December 31, 2019	-	(13,793)	-	(59)	(5,890)	(6,537)	(8,663)	(386)	(1,655)	-	(36,983)
Depreciation	-	(5,065)	-	(112)	(2,199)	(4,314)	(2,154)	(78)	(2,729)	-	(16,651)
Transfer	-	(464)	-	-	-	-	-	464	-	-	-
As of December 31, 2020	-	(19,322)	-	(171)	(8,089)	(10,851)	(10,817)	-	(4,384)	-	(53,634)
Depreciation	(1,673)	(7,215)	-	(196)	(5,601)	(7,529)	(3,416)	-	(4,831)	-	(30,461)
Disposals *	-	10,146	-	147	1,194	3,458	633	-	350	-	15,928
As of December 31, 2021	(1,673)	(16,391)	-	(220)	(12,496)	(14,922)	(13,600)	-	(8,865)	-	(68,167)

Net book value
As of December 31, 2021	50,760	60,980	18,852	1,247	57,338	38,262	16,472	-	144,111	31,786	419,808
As of December 31, 2020	25,919	49,181	13,401	1,044	21,042	17,660	10,807	-	117,621	3,706	260,381

* the Company performed physical inventory procedures in some of the subsidiaries for the year ended December 31, 2021 and the final adjustments (R$431 of costs net of depreciation) were recorded as disposals above.

The Company assesses, at each reporting date, whether there is an indication that a property and equipment asset may be impaired. If any indication exists, the Company estimates the asset’s recoverable amount. There were no indications of impairment of property and equipment as of and for the years ended December 31, 2021, 2020 and 2019.

F-51

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

12	Intangible assets and goodwill

	Goodwill	Licenses with indefinite useful life	Trademarks	Customer relationships	Software	Education content	Developed technology	Educational platform	Software in progress	Total

Cost
As of January 1, 2019	169,535	445,616	-	63,303	8,288	-	-	577	1,175	688,494
Additions (i) (ii)	4,030	108,000	-	-	1,101	-	-	8,769	875	122,775
Business combinations	285,844	150,156	32,111	62,110	-	17,305	-	2,845	-	550,371
As of December 31, 2019	459,409	703,772	32,111	125,413	9,389	17,305	-	12,191	2,050	1,361,640
Additions	-	-	-	-	4,175	-	-	15,227	247	19,649
Disposals	-	-	-	-	(460)	-	-	-	-	(460)
Business combinations	351,247	747,498	42,903	158,126	3,117	-	355	484	-	1,303,730
As of December 31, 2020	810,656	1,451,270	75,014	283,539	16,221	17,305	355	27,902	2,297	2,684,559
Additions (iii)	-	108,000	-	684	3,044	-	996	39,686	23,700	176,110
Disposals *	-	-	-	-	1,020	-	-	(2,743)	(417)	(2,140)
Business combinations	373,680	606,136	58,355	147,054	1,474	-	33,046	11,599	3,267	1,234,611
As of December 31, 2021	1,184,336	2,165,406	133,369	431,277	21,759	17,305	34,397	76,444	28,847	4,093,140

Amortization
As of January 1, 2019	-	-	-	(2,945)	(3,080)	-	-	-	-	(6,025)
Amortization	-	-	(1,150)	(34,927)	(1,456)	(4,876)	-	(868)	-	(43,277)
As of December 31, 2019	-	-	(1,150)	(37,872)	(4,536)	(4,876)	-	(868)	-	(49,302)
Amortization	-	-	(2,352)	(47,960)	(2,180)	(2,816)	(32)	(7,367)	-	(62,707)
Disposals	-	-	-	-	460	-	-	-	-	460
As of December 31, 2020	-	-	(3,502)	(85,832)	(6,256)	(7,692)	(32)	(8,235)	-	(111,549)
Amortization	-	-	(5,027)	(56,438)	(5,844)	(8,980)	(625)	(3,608)	-	(80,522)
Disposals	-	-	-	-	(599)	-	-	365	-	(234)
As of December 31, 2021	-	-	(8,529)	(142,270)	(12,699)	(16,672)	(657)	(11,478)	-	(192,305)

Net book value
As of December 31, 2021	1,184,336	2,165,406	124,840	289,007	9,060	633	33,740	64,966	28,847	3,900,835
As of December 31, 2020	810,656	1,451,270	71,512	197,707	9,965	9,613	323	19,667	2,297	2,573,010

* the Company performed physical inventory procedures in some of the subsidiaries for the year ended December 31, 2021 and the final adjustments (R$103 of costs net of depreciation) were recorded as disposals above.

(i) The amount of R$4,030 added to goodwill relates to adjustments during the measurement period of the business combination of IESP in respect to amounts to be included as part of the purchase price allocation at acquisition date mainly related to impairment of receivables.

(ii) On August 13, 2019, Afya Brazil entered into a purchase agreement with the shareholders of IPEC for the acquisition of 100% of IPEC. IPEC was a non-operational postsecondary education institution with governmental authorization to offer on-campus post-secondary undergraduate courses in medicine in the State of Pará, that started its operation in September 2019. . Management assessed the aspects of such transaction and concluded that the transaction does not fall under the definition of business, but an acquisition of license with indefinite useful life recognized in intangible assets Prior to the acquisition date, IPEC had no significant assets and liabilities. The purchase price of R$ 108,000 is comprised of: i) R$ 54,000 paid in cash on the acquisition date; ii) R$ 54,000 is payable in two equal instalments of R$ 27,000 payable annually from August 13, 2020 to August 13, 2021, and adjusted by the CDI rate.

(iii) On November 05, 2021 Secretary of Regulation and Supervision of Higher Education of the Ministry of Education ("MEC") authorized the operation of 120 medical school seats in Garanhuns, for which our shareholder Nicolau Carvalho Esteves entered into an agreement with Afya Brazil pursuant to which he assigned to Afya Brazil the right to develop the ITPAC Garanhuns greenfield unit, a medical school in the city of Garanhuns, State of Pernambuco. Management assessed the aspects of such transaction and concluded that the transaction does not fall under the definition of business, but an acquisition of license with indefinite useful life recognized in intangible assets. Total purchase price was R$108,000 of which 50% was paid in cash on the transaction closing date and 50% in two equal annual installments, adjusted by the CDI rate.

Licenses with indefinite useful life include intangible assets acquired through business combinations. The licenses for medicine and other courses granted by the Ministry of Education (“MEC”) to the companies acquired have no expiration date and the Company has determined that these assets have indefinite useful lives.

For impairment testing goodwill and licenses with indefinite useful lives acquired through business combinations are allocated to CGUs.

The Company performed its annual impairment test on December 31, 2021, 2020 and 2019.

F-52

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

The Company tests at least annually the recoverability of the carrying amount of goodwill and licenses with indefinite useful lives for each CGU. The process of estimating these values involves the use of assumptions, judgments and estimates of future cash flows that represent the Company's best estimate.

There was no impairment for goodwill and licenses with indefinite useful lives as of December 31, 2021, 2020 and 2019.

The carrying amounts of goodwill and licenses with indefinite useful life by CGU and their carrying amount as of December 31, 2021 and 2020 was:

	Carrying amount
CGU	Goodwill		Licenses with indefinite useful life		CGU

	2021	2020	2021	2020	2021	2020
IPTAN	17,446	17,446	57,214	57,214	140,522	126,397
IESVAP	27,956	27,956	81,366	81,366	112,260	112,898
CCSI	4,664	4,664	56,737	56,737	49,030	48,411
IESP	73,838	73,838	179,693	179,693	346,286	380,410
FADEP	49,661	49,661	70,606	70,606	153,791	160,787
Medcel and CBBW*	139,294	139,294	-	-	235,300	219,359
FASA	58,903	58,903	144,507	144,507	302,330	267,279
IPEMED	87,647	87,647	-	-	126,965	119,227
IPEC	-	-	108,000	108,000	131,360	122,325
UniRedentor	77,662	77,662	121,477	121,477	246,320	253,370
UniSL	4,420	4,420	249,387	249,387	305,044	258,234
FESAR	71,664	71,664	141,616	141,616	279,038	263,914
FCMPB	110,483	110,483	235,018	235,018	401,244	380,682
Practice Management Tools & Electronic Prescription	113,362	-	-	-	227,909	-
Clinical Decision Software	87,018	87,018	-	-	147,592	149,805
Medical Harbour	4,022	-	-	-	9,150	-
Moc	87,777	-	184,597	5,649	356,789	7,230
Unigranrio	130,073	-	421,538	-	630,185	-
RXPRO	38,446	-	-	-	46,788	-

*CBBW as merged by Medcel on May 1, 2020.

The main assumptions used by the Company to determine the value in use of the CGUs were:

Student enrollment – refer to the number of students that are currently enrolled in each CGU.

Tuition fees – is the monthly fee charged to students.

Occupancy rate – the occupancy rate of the medical schools is the ratio of the number of students effectively enrolled divided by the regulatory capacity in a given period.

Regulatory capacity – the regulatory capacity is defined by the number of medical schools seats available per year awarded by MEC, multiplied by the number of years of operations since the seats were awarded.

Faculty – refer to the cost with faculty in the CGU, which means the amount paid to teachers and doctors.

Digital content platform users – refer to mobile app subscription, clinical management system, healthcare payments, medical imaging, online courses for digital content users and marketing for pharmaceutical industry.

Capital expenditure – refers to investments to be made on intangible assets related to developments and platform improvements especially on the digital services CGUs.

F-53

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

Discount rates - discount rates represent the current market assessment of the risks specific to the CGU being tested. The pre-tax discount rate applied to cash flow projections is 12.10% in 2021 (13.00% in 2020).

Significant estimate: impact of possible changes in key assumptions

An increase of 25 basis points in management’s estimated discount rate applied to the cash flow projections of each CGU for the year ended December 31, 2021, or a decrease of 25 basis points on estimated EBITDA would have not resulted in significant impacts on these financial statements.

Other intangible assets

Intangible assets, other than goodwill and licenses with indefinite useful lives, are valued separately for each acquisition and are amortized during each useful life. The useful lives and methods of amortization of other intangibles are reviewed at each financial year end and adjusted prospectively, if appropriate.

The estimated useful lives of intangible assets are as follows:

Customer relationships – medicine	6 years
Customer relationships – other courses	4.5 years
Software license	5 years
Education content	3 years
Trademarks	2 - 30 years
Developed technology	5 years

For the years ended December 31, 2021, 2020 and 2019, there were no indicatives that the Company’s intangible assets with finite useful lives might be impaired.

13	Financial assets and financial liabilities

13.1	Financial assets

Financial assets	2021	2020
At amortized cost
Cash and cash equivalents	748,562	1,045,042
Restricted cash	-	2,053
Trade receivables	405,793	309,944
Total	1,154,355	1,357,039
Current	1,126,913	1,347,359
Non-current	27,442	9,680

Financial instruments at amortized cost include trade receivables and cash and cash equivalents.

13.2	Financial liabilities

Financial liabilities	2021	2020
At amortized cost
Trade payables	59,098	35,743
Loans and financing	1,374,876	617,485
Lease liabilities	714,085	447,703
Accounts payable to selling shareholders	679,826	518,240
Notes payable	72,726	76,181
Advances from customers	114,585	63,839
Total	3,015,196	1,759,191
Current	581,685	467,643
Non-current	2,433,511	1,291,548

F-54

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

13.2.1	Loans and financing

Financial institution	Currency	Interest rate	Maturity	2021	2020
Banco Itaú Unibanco S.A. (a)	Brazilian real	CDI + 1.62% p.y.	2023	510,972	504,365
Banco Votorantim (b)	Brazilian real	CDI + 1.65% p.y.	2021	-	101,785
BNDES (c)	Brazilian real	10.03% p.y.	2024	-	471
FINEP (d)	Brazilian real	TJLP p.y.	2027	10,145	10,864
Softbank (f)	Brazilian real	6.5% p.y.	2026	822,560	-
Banco Itaú Unibanco S.A. (e)	Brazilian real	CDI + 1.75% p.y.	2024	31,199	-
				1,374,876	617,485
Current				128,720	107,162
Non-current				1,246,156	510,323

(a) On October 1, 2020, Afya Brazil entered into a loan with Banco Itaú Unibanco S.A. in the amount of R$ 500,000 adjusted by the CDI rate plus an interest rate of 1.62% per year and is repayable in three installments in October 2022, April 2023 and October 2023.

(b) On July 3, 2020, Afya Brazil entered into a loan agreement with Banco Votorantim S.A. in the amount of R$ 100,000 adjusted by the CDI rate plus an interest rate of 1.65% per year and was repaid at maturity on July 5, 2021.

(c) On May 5, 2020, as a result of the acquisition of UniSL, the Company assumed loans agreements with BNDES which has an interest rate of 10.03% per year and maturity in 2024. This amount was prepaid in September 2021.

(d) On July 23, 2019, Medcel entered into a loan of R$ 16,153 with Financiadora de Estudos e Projetos (“FINEP”), a governmental agency focused on financing investments on R&D, which has an interest rate based on TJLP (Long term interest rate), and maturity in 2027. The first and second tranches of R$6,734 and R$4,130, respectively, were drawdown in October 2019 and December 2020, respectively, in order to develop the Medical web series and other digital content. There is no financial covenant related to this agreement. The total balance is guaranteed by a bank warranty.

(e) On October 28, 2020, UNIFIPmoc entered into a loan with Banco Itaú Unibanco S.A. in the amount of R$ 30,000. On June 30, 2021 this agreement was amended and is now adjusted by the CDI rate plus an interest rate of 1.75% per year and is repayable in three installments in July 2023, January 2024 and July 2024.

(f) On April 26, 2021, the Company issued and sold 150,000 shares of perpetual convertible preferred shares designated as Series A perpetual convertible preferred shares, with a par value of U.S.$0.00005 per share of the Company for US$150,000 thousands, equivalent to R$ 821,805 on the issuance date. The Series A perpetual convertible preferred shares is a class of equity security that ranks senior to the common shares with respect to dividend rights or rights upon liquidation.

F-55

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

Each Series A perpetual convertible preferred share is entitled to a cash dividend of 6.5% per annum and is convertible, at the holder’s discretion, into the Company’s Class A common shares at an initial conversion price of US$25.35. The Company may require the conversion of any or all of the Series A perpetual convertible preferred shares at any time on or after the three-year anniversary of the original issuance date if certain conditions set forth in the certificate of designation are met (if for 20 out of 30 consecutive trading days prior, Afya’s stock price is equal or above 150% of the conversion rate). The Company may also redeem any or all of the Series A perpetual convertible preferred shares for cash, shares of its common shares or a combination thereof at its election, at any time on or after the seven-year anniversary of the original issuance date as determined in the certificate of designation. On or after the five-year anniversary of the original issuance date, the holders of the Series A convertible perpetual preferred shares shall have the right to redeem all of the outstanding Series A convertible perpetual preferred shares for cash, the Company’s common shares or a combination thereof (at the Company’s election, subject to certain conditions) to be determined in the certificate of designation. Upon the occurrence of a change of control, the holders will have the right to redeem their Series A convertible perpetual preferred shares for cash at a price set forth in the certificate of designation.

The Series A convertible perpetual preferred shares will be entitled with the same voting rights of the common shares only when converted into it.

The Company determined that the Series A perpetual convertible preferred shares should be classified as financial liability at amortized cost upon their issuance since is redeemable primarily according to the decision of the holder and there is a contractual obligation to deliver assets (cash, shares of its common shares or a combination thereof) that could not be avoided by the Company in an event of redemption. The financial liability is denominated in Brazilian Reais and thus not subject to foreign exchange changes.

In addition, as the entire instrument is classified as a liability, the embedded put option to redeem the Series A perpetual convertible preferred shares for cash is an embedded derivative. The embedded derivative will not be treated separately once the exercise price of the option is closely related to the host contract.

The initial transaction costs that are directly attributable to the issuance of Series A perpetual convertible preferred shares were measured at fair value together with the financial liability on initial measurement. The transaction costs totaled R$13,030, including legal counsels and advisors.

F-56

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

13.2.2	Leases

The Company has lease contracts for properties. The lease contracts generally have maturities in the lease terms between 5 and 30 years. There are no sublease or variable payments in-substance lease agreements in the period.

Set out below are the carrying amounts of right-of-use assets and lease liabilities and the movements during the period

	Right-of-use assets	Lease liabilities
As of January 1, 2020	274,275	284,515
Additions	64,743	64,743
Remeasurement	34,161	34,161
Business combinations	76,855	76,855
Depreciation expense	(29,386)	-
Interest expense	-	44,458
Payments of lease liabilities	-	(55,455)
Disposals	(1,574)	(1,574)
As of December 31, 2020	419,074	447,703
Additions	62,689	62,689
Remeasurement	95,962	95,962
Business combinations	139,514	139,514
Depreciation expense	(43,237)	-
Interest expense	-	67,212
Payments of lease liabilities	-	(87,751)
Disposals	(10,316)	(11,244)
As of December 31, 2021	663,686	714,085

As of December 31, 2020
Current	-	61,976
Non-current	419,074	385,727
As of December 31, 2021
Current	-	24,955
Non-current	663,686	689,130

The Company reassessed its current versus non-current segregation methods for the year ended December 31, 2021. The current lease liabilities balances are presented as the amount expected to be amortized from the principal in the next twelve months.

The Company recognized lease expense from short-term leases and low-value assets of R$ 11,229 for the year ended December 31, 2021 (R$ 2,555 and R$ 4,494 for the years ended December 31, 2020 and 2019).

F-57

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

13.2.3	Accounts payable to selling shareholders

	2021	2020

Acquisition of IESP (a)	-	38,771
Acquisition of FASA (b)	41,581	70,356
Acquisition of IPEMED (c)	30,233	38,622
Acquisition of IPEC (d)	-	28,307
Acquisition of UniRedentor (e)	85,506	97,773
Acquisition of UniSãoLucas (f)	42,672	53,386
Acquisition of FCMPB (g)	149,175	189,420
Acquisition of FESAR (h)	-	1,569
Acquisition of MEDPHONE (i)	-	36
Acquisition of Medicinae (j)	3,887	-
Acquisition of Medical Harbour (k)	6,801	-
Acquisition of Cliquefarma (l)	3,050	-
Acquisition of Shosp (m)	2,141	-
Acquisition of Unigranrio (n)	249,979	-
Acquisition of RXPRO (o)	10,245	-
Acquisition of Guaranhuns (p)	54,556	-
	679,826	518,240
Current	239,849	188,420
Non-current	439,977	329,820

	2021	2020	2019

Opening balance	518,240	300,237	177,730
Cash flows	(192,681)	(134,518)	(92,688)
Acquisition of IPEC and Guaranhus	54,000	-	54,000
Interest	31,915	13,884	17,977
Installments on Business combinations	243,816	343,140	144,538
Contingent consideration on Business combinations	24,536	-	-
Compensation of legal proceedings disbursement	-	(4,503)	(1,320)
Closing balance	679,826	518,240	300,237

(a) On November 27, 2018, Afya Brazil acquired 80% of IESP and R$106,200 is payable in three equal installments of R$35,400, each adjusted by the CDI rate through the payment date. The remaining installment was paid in November 2021.

(b) On April 3, 2019, Afya Brazil acquired 90% of FASA and R$ 39,695 was paid in April 2020, R$ 29,770 was paid in April, 2021, and R$ 29,770 is payable in April 2022; each installment adjusted by the IPCA rate + 4.1% per year.

(c) On May 9, 2019, Afya Brazil acquired 100% of IPEMED and R$ 45,303 is payable in five equal installments of R$ 9,061, adjusted by the CDI rate, and due annually in February 2020, 2021, 2022, 2023 and 2024.

(d) On August 13, 2019, Afya Brazil acquired 100% of IPEC and R$54,000 is payable in two equal installments, adjusted by the CDI rate, and due annually at the end of the first and the second year from the transaction closing date.

(e) On January 31, 2020, Afya Brazil acquired 100% of UniRedentor and R$100,000 is payable in five equal installments from January 2021 through July 2024, adjusted by the CDI rate. The purchase consideration was adjusted by R$4,503 and such amount was deducted from the first installment paid in February 2021.

F-58

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

(f) On May 5, 2020, Afya Brazil acquired 100% of UniSL and R$ 60,456 is payable in three equal installments through May 2023, adjusted by the CDI rate. The purchase consideration was adjusted by R$7,816 and such amount was deducted from the first installment paid on May 5, 2021.

F-59

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

(g) On November 9, 2020, Afya Brazil acquired 100% of FCMPB and R$ 188,894 is payable in four installments through November 2024, adjusted by the CDI rate.

(h) On November 3, 2020, Afya Brazil acquired 100% of FESAR paid in cash and R$1,569 of price adjustment was paid on February 25, 2021.

(i) On November 4, 2020, Afya Brazil acquired 100% of MedPhone paid in cash and R$36 of price adjustment was paid on February 2, 2021.

(j) On March 25, 2021, Afya Brazil acquired 100% of Medicinae and an earn-out (“contingent consideration”) of up of R$ 4,400 is payable in connection with product development goals for 2021 and revenue achievements for 2022. The contingent consideration of R$3,887 is based on the present value of the obligation considering the facts and circumstances at the acquisition date, and no relevant impacts were identified by management from the acquisition date.

(k) On April 8, 2021, Afya Brazil acquired 100% of Medical Harbour and an earn-out (“contingent consideration”) of R$ 9,000 is payable in relation to product development goals for 2021 and 2022 and revenue achievements for 2023. The contingent consideration of R$6,801 is based on the present value of the obligation considering the facts and circumstances at the acquisition date, and no relevant impacts were identified by management from the acquisition date.

(l) On April 16, 2021, Afya Brazil acquired 100% of Cliquefarma and an earn-out (“contingent consideration”) of R$ 3,000, adjusted by the CDI rate, is payable in relation to product development. The contingent consideration of R$3,050 is based on the present value of the obligation considering the facts and circumstances at the acquisition date, and no relevant impacts were identified by management from the acquisition date.

(m) On May 13, 2021, Afya Brazil acquired 100% of Shosp and R$ 454 will be paid, and an earn-out (“contingent consideration”) of up to R$ 1,793 is payable in relation to product development. The contingent consideration of R$ 2,141 is based on the present value of the obligation considering the facts and circumstances at the acquisition date, and no relevant impacts were identified by management from the acquisition date.

(n) On August 4, 2021, Afya Brazil acquired 100% of Unigranrio. The adjusted aggregate purchase price is R$ 618,956 of which 60% was paid in cash on the transaction closing date, and 40% is payable in cash in four equal installments through 2022 to 2025, adjusted by the CDI rate.

(o) On October 01, 2021, Afya Brazil acquired 100% of RXPRO and an earn-out (“contingent consideration”) of up to R$ 21,000 is payable in relation to revenue achievements until 2024. The contingent consideration of R$ 10,245 is based on the present value of the obligation considering the facts and circumstances at the acquisition date, and no relevant impacts were identified by management from the acquisition date.

(p) On November 05, 2021, Afya Brazil concluded the acquisition of 100% of ITPAC Garanhuns and R$54,000 was paid in cash on the transaction closing date, and (ii) R$54,000 is payable in two equal installments, adjusted by the CDI rate, and due annually at the end of the first and the second year from the transaction closing date.

F-60

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

13.2.4	Notes payable

With the acquisition of UniSL, Afya Brazil assumed notes payable regarding the previous acquisition of a portion of the operations of Universidade Luterana do Brasil (ULBRA) by UniSL in auction by the end of 2018. Two of the UniSL campuses, located in the cities of Ji-Paraná and Porto Velho in the State of Rondônia, were acquired in such transaction. As of December 31, 2021, the notes payable of R$72,726, has a final maturity in 2023 and is adjusted by 100% of IPCA-E.

Set out below are the carrying amount of notes payable and the movements during the years ended December 31, 2021 and 2020:

Notes payable

As of January 1, 2020	-
Business combinations	80,526
Payments	(5,974)
Monetary indexation	1,629
As of December 31, 2020	76,181

As of January 1, 2021	76,181
Payments	(11,068)
Monetary indexation	7,613
As of December 31, 2021	72,726

As of December 31, 2020
Current liabilities	10,503
Non-current liabilities	65,678

As of December 31, 2021
Current liabilities	14,478
Non-current liabilities	58,248

13.3	Fair values

The table below is a comparison of the carrying amounts and fair values of the Company’s financial instruments, other than those carrying amounts that are reasonable approximation of fair values:

	2021		2020
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Restricted cash	-	-	2,053	2,053
Trade receivables (non-current)	27,442	27,442	7,627	7,627
Total	27,442	27,442	9,680	9,680

Financial liabilities
Loans and financing	1,374,876	1,387,136	617,485	637,723
Lease liabilities	714,085	714,085	447,703	447,703
Accounts payable to selling shareholders	679,826	679,826	518,240	518,240
Notes payable	72,726	72,726	76,181	76,181
Total	2,841,513	2,853,773	1,659,609	1,679,847

The Company assessed that the fair values of cash and cash equivalents, current trade receivables and other current assets, trade payables, advances from customers and other current liabilities approximate their carrying amounts largely due to the short-term maturities of these instruments.

F-61

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

The fair value of interest-bearing borrowings and loans are determined by using the DCF method using discount rate that reflects the issuer’s borrowing rate as of the end of the reporting period. The own non-performance risk at December 31, 2021 was assessed to be insignificant.

13.4	Financial instruments risk management objectives and policies

The Company’s principal financial liabilities comprise loans and financing, lease liabilities, accounts payable to selling shareholders, notes payable, trade payables and advances from customers. The main purpose of these financial liabilities is to finance the Company’s operations. The Company’s principal financial assets include trade receivables and cash and cash equivalents.

The Company is exposed to market risk, credit risk and liquidity risk. The Company monitors market, credit and liquidity risks in line with the objectives in capital management and counts with the support, monitoring and oversight of the Board of Directors in decisions related to capital management and its alignment with the objectives and risks. The Company’s policy is that no trading of derivatives for speculative purposes may be undertaken. The Board of Directors reviews and agrees policies for managing each of these risks, which are summarized below.

13.4.1	Financial instruments risk management objectives and policies

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The Company’s exposure to market risk is related to interest rate risk and foreign currency risk.

The sensitivity analysis in the following sections relate to the position as of December 31, 2021.

(i) Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in market interest rates relates primarily to the Company’s cash equivalents, loans and financing, accounts payable to selling shareholders and notes payable, with floating interest rates.

Sensitivity analysis

The following table demonstrates the sensitivity to a reasonably possible change in interest rates on cash equivalents, loans and financing and accounts payable to selling shareholders and notes payable. With all variables held constant, the Company’s income before income taxes is affected through the impact on floating interest rates, as follows:

				Increase / decrease in basis points
	Balance as of December, 31, 2021	Index – % per year	Base rate	+75	-75	+150	-150
Cash equivalents	636,847	100.38% CDI	58,440	4,776	(4,776)	9,553	(9,553)
Loans and financing	(510,972)	CDI + 1,62%	(55,032)	(3,832)	3,832	(7,665)	7,665
Loans and financing	(31,199)	CDI + 1,75%	(3,401)	(234)	234	(468)	468
Loans and financing	(10,145)	TJLP	(617)	(76)	76	(152)	152
Accounts payable to selling shareholders	(612,121)	CDI	(56,009)	(4,591)	4,591	(9,182)	9,182
Accounts payable to selling shareholders	(41,581)	IPCA + 4,1%	(1,708)	(312)	312	(624)	624
Notes payable	(72,726)	IPCA	(531)	(545)	545	(1,091)	1,091

(ii) Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of an exposure will fluctuate because of changes in foreign exchange rates. The Company’s exposure to the risk of changes in foreign exchange rates relates to cash and cash equivalents denominated in U.S. dollars in the amount of R$23,228 as of December 31, 2021 (December 31, 2020: R$70,523).

F-62

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

Foreign currency sensitivity

The following table demonstrates the sensitivity in the Company’s income before income taxes of a 10% change in the U.S. dollar exchange rate (R$5.5799 to U.S. dollar 1.00) as of December 31, 2021, with all other variables held constant.

	Exposure	+10%	-10%
As of December 31, 2021
Cash equivalents	23,228	2,323	(2,323)

13.4.2	Credit risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Company is exposed to credit risk from its operating activities (primarily trade receivables) and from its financing activities, including cash and cash equivalents.

Customer credit risk is managed by the Company based on the established policy, procedures and control relating to customer credit risk management. Outstanding customer receivables are regularly monitored. See Note 7 for additional information on the Company’s trade receivables.

Credit risk from balances with banks and financial institutions is management by the Company’s treasury department in accordance with the Company’s policy. Investments of surplus funds are made only with approved counterparties and within limits assigned to each counterparty.

The Company’s maximum exposure to credit risk for the components of the statements of financial position at December 31, 2021 and 2020 is the carrying amounts of its financial assets.

13.4.3	Liquidity risk

The Company’s Management has responsibility for monitor liquidity risk. In order to achieve the Company’s objective, Management regularly reviews the risk and maintains appropriate reserves, including bank credit facilities with first tier financial institutions. Management also continuously monitors projected and actual cash flows and the combination of the maturity profiles of the financial assets and liabilities.

The main requirements for financial resources used by the Company arise from the need to make payments for suppliers, operating expenses, labor and social obligations, loans and financing and accounts payable to selling shareholders.

The tables below summarize the maturity profile of the Company’s financial liabilities based on contractual undiscounted amounts:

F-63

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

As of December 31, 2021	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
Trade payables	59,098	-	-	-	59,098
Loans and financing	217,903	585,686	948,503	1,212	1,753,304
Lease liabilities	103,003	211,894	204,744	1,108,555	1,628,196
Accounts payable to selling shareholders	246,059	445,066	88,989	-	780,114
Notes payable	15,644	74,306	-	-	89,950
Advances from customers	114,585	-	-	-	114,585
	756,292	1,316,952	1,242,236	1,109,767	4,425,247

As of December 31, 2020	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
Trade payables	35,743	-	-	-	35,743
Loans and financing	125,137	566,157	4,010	3,094	698,398
Lease liabilities	63,092	131,225	124,114	705,115	1,023,546
Accounts payable to selling shareholders	191,145	262,340	81,153	-	534,638
Notes payable	11,083	83,803	-	-	94,886
Advances from customers	63,839	-	-	-	63,839
	490,039	1,043,525	209,277	708,209	2,451,050

13.5	Changes in liabilities arising from financing activities

	January 1, 2021	Payments	Additions *	Interest	Foreign exchange movement	Business combinations	Other	December 31, 2021
Loans and financing	617,485	(158,076)	809,539	68,909	-	36,591	428	1,374,876
Lease liabilities	447,703	(87,751)	158,651	67,212	-	139,514	(11,244)	714,085
Dividends payable	-	(18,648)	18,648	-	-	-	-	-
Total	1,065,188	(264,475)	986,838	136,121	-	176,105	(10,816)	2,088,961

	January 1, 2020	Payments	Additions	Interest	Foreign exchange movement	Business combinations	Other	December 31, 2020
Loans and financing	60,357	(155,090)	605,041	10,031	21,279	75,815	52	617,485
Lease liabilities	284,515	(55,455)	98,904	44,458	-	76,855	(1,574)	447,703
Dividends payable	-	(12,984)	12,984	-	-	-	-	-
Total	344,872	(223,529)	716,929	54,489	21,279	152,670	(1,522)	1,065,188

	January 1, 2019	Payments	Additions	Interest	Foreign exchange movement	Business combinations	Other	December 31, 2019
Loans and financing	77,829	(75,093)	7,383	6,025	1,126	43,087	-	60,357
Lease liabilities	212,360	(39,779)	19,100	31,469	-	61,365	-	284,515
Dividends payable	4,107	(51,812)	51,812	-	-	-	(4,107)	-
Total	294,296	(166,684)	78,295	37,494	1,126	104,452	(4,107)	344,872

* The additions of loans and financing include proceeds from the SoftBank transaction of R$822,569, net of the transaction costs of R$13,030.

F-64

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

14	Fair value measurement

The following table provides the fair value measurement hierarchy of the Company’s assets and liabilities as of December 31, 2021 and 2020.

	Fair value measurement
	Total	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
December 31, 2021
Assets for which fair values are disclosed
Trade receivables (non-current)	27,442	-	27,442	-

Liabilities for which fair values are disclosed
Loans and financing	(1,387,136)	-	(1,387,136)	-
Lease liabilities	(714,085)	-	(714,085)	-
Accounts payable to selling shareholders	(679,826)	-	(679,826)	-
Notes payable	(72,726)	-	(72,726)	-

December 31, 2020
Assets for which fair values are disclosed
Trade receivables (non-current)	7,627	-	7,627	-
Restricted Cash	2,053	-	2,053	-

Liabilities for which fair values are disclosed
Loans and financing	(637,723)	-	(637,723)	-
Lease liabilities	(447,703)	-	(447,703)	-
Accounts payable to selling shareholders	(518,240)	-	(518,240)	-
Notes payable	(76,181)	-	(76,181)	-

There were no transfers between Levels during 2021 and 2020.

F-65

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

15	Capital management

For the purposes of the Company’s capital management, capital considers total equity. The primary objective of the Company’s capital management is to maximize the shareholder value.

The Company manages its capital structure and makes adjustments in light of changes in economic conditions and to maintain and adjust the capital structure, the Company may adjust the dividend payment to shareholders, repurchase programs, return capital to shareholders or issue new shares. The Company monitors capital using net debt and total equity. The Company includes within net debt, loans and financing, lease liabilities, accounts payable to selling shareholders and notes payable less cash and cash equivalents and restricted cash.

	2021	2020

Loans and financing	1,374,876	617,485
Lease liabilities	714,085	447,703
Accounts payable to selling shareholders	679,826	518,240
Notes payable	72,726	76,181
Less: cash and cash equivalents	(748,562)	(1,045,042)
Less: restricted cash	-	(2,053)
Net debt	2,092,951	612,514
Total equity	3,000,018	2,833,780
Total equity and net debt	5,092,969	3,446,294

No changes were made in the objectives, policies or processes for managing capital during the years ended December 31, 2021 and 2020.

16	Labor and social obligations

a) Variable compensation (bonuses)

The Company recorded bonuses related to variable compensation of employees and management in cost of services and general and administrative expenses of R$ 25,587, R$ 9,514 and R$6,871 for the years ended December 31, 2021, 2020 and 2019, respectively.

b) Afya Limited share-based compensation plan

The stock options plan approved on August 30, 2019 as a result of the IPO will govern the issuance of equity incentive awards with respect to Company’s Class A common shares. The fair value of the stock options was estimated at the grant date using the Binomial pricing model, taking into account the terms and conditions on which the stock options were granted. The Company accounts for the stock options plan as an equity-settled plan.

On July 29, 2020, the board of directors approved a change in the strike price of the current share-based compensation plan. The strike price is now measured in Brazilian Reais (where the Company’s operations are located and valuated) adjusted by CDI rate instead of U.S. dollar adjusted by T-Bond. Furthermore, the first tranche had its vesting period extended from May 2020 to May 2021, including one year lock-up period after the vesting period. This change was assessed as a modification by the Company and was accounted in accordance with IFRS 2.

As result, the expense related to the share-based payment of the Company reflects the cost of the original award at grant date over the vesting period plus the incremental fair value of the repriced options at modification date over the vesting period of the options.

F-66

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

The following table list the inputs to the model used to determine the incremental fair value of the stock options as result of the modification:

	Modified plan	Original plan (*)
Strike price at the measurement date	R$ 74.38	R$ 99.09
Dividend yield (%)	0.0%	0.0%
Expected volatility (%)	41% - 76%	42% - 76%
Risk-free interest rate (%)	2.0% - 4.9%	0.2% - 0.4%
Expected life of stock options (years)	1 – 4	1 – 4
Share price at the measurement date	R$ 133.68	R$ 133.68
Model used	Binomial	Binomial
Weighted average fair value at the measurement date	R$ 69.54	R$ 57.12

(*) The strike price of the original plan was based in U.S. dollars.

On January 25, 2021, March 25, 2021, April 26, 2021, June 1, 2021 and November 1, 2021, the Company granted 545,000, 65,000, 139,000, 180,000 and 241,000 additional stock options, respectively:

	January 2021	March 2021	April 2021	June 2021	November 2021
Strike price at the measurement date	R$115	R$105	R$105	R$105	R$85
Dividend yield (%)	0.0%	0.0%	0.0%	0.0%	0.0%
Expected volatility (%)	38% - 67%	42% - 65%	43% - 51%	43% - 63%	41% - 65%
Risk-free interest rate (%)	2.1% - 7.1%	5.2% - 8.5%	5.1% - 8.1%	5.8% - 8.3%	10.4% - 12.5%
Expected life of stock options (years)	1 – 5	1 – 5	1 – 5	1 – 5	1 – 5
Share price at the measurement date	R$ 129	R$ 108	R$ 119	R$ 121	R$ 98
Model used	Binomial	Binomial	Binomial	Binomial	Binomial
Weighted average fair value at the measurement date	R$ 46.81	R$ 40.20	R$ 46.04	R$ 49.10	R$46.28

The following table illustrates the number and movements in stock options during the period:

	Weighted average exercise price (in Reais)	Number of stock options
		2021	2020
Outstanding at January 1	78.22	2,510,983	2,364,214
Granted	109.18	1,170,000	477,220
Forfeited	112.89	(60,000)	(274,359)
Exercised	78.15	(442,669)	(56,092)
Expired	78.21	(91,586)	-
Outstanding at December 31	92.33	3,086,728	2,510,983

The share-based compensation expense, including the incremental fair value as result of the modification in 2020, recognized in general and administrative expenses in the statement of income for the year ended December 31, 2021 was R$ 43,377 (December 31, 2020: R$ 32,610 and December 31, 2019: R$ 18,114).

F-67

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

Stock options exercised during the year ended December 31, 2021 have been settled using the treasury shares of the Company. The reduction in the treasury share equity component is equal to the cost incurred to acquire the shares, on a weighted average basis. Any difference of the cash received from employees upon exercise of the options in relation to treasury shares weighted average cost is recorded in paid-in-capital.

17	Equity

a) Share capital

As of December 31, 2021, the Company’s share capital was R$ 17 (R$ 17 as of December 31, 2020) represented by 93,722,831 shares comprised by 47,920,068 class A common shares and 45,802,763 class B common shares (93,146,731 shares comprised by 45,112,416 class A common shares and 48,034,315 class B common shares as of December 31, 2020).

b) Afya Brazil

Prior to the completion of Afya’s IPO in July 2019, Afya Brazil was the predecessor of Afya. As such, the consolidated financial statements reflect the operating results of Afya Brazil prior to the reorganization. As of December 31, 2018, Afya Brazil’s share capital was R$ 315,000 represented by 1,443,541 shares, comprised of 1,411,895 common shares, 26,523 Class A preferred shares and 5,123 Class B preferred shares.

Common shares were the only class of shares with voting rights.

Class A preferred shares had the following characteristics: (i) do not grant voting rights at the shareholders meetings; (ii) the right to receive an amount, as dividend, per share equal to 17.7 times the amount received per common share; and (iii) were convertible into common shares at the ratio of 1 preferred share for 17.7 common shares in the situations described in the Shareholders Agreement.

Class B preferred shares had no voting rights and had priority in capital reimbursement in case of liquidation of the Company, with no premium. Class B preferred shares were convertible into common shares at the ratio of 1 Class B preferred share for 1 common share, in certain situations.

On April 26, 2018, the shareholders approved a capital increases of (i) R$55,000 through the issuance of 124,994 common shares; and (ii) R$ 11,670 through the issuance of 26,523 Class A preferred shares.

On August 31, 2018, the Board of Directors approved a capital increase of R$1,304 through the issuance of 5,123 Class B preferred shares.

On December 4, 2018, the shareholders approved a capital increase of R$99,999 through the issuance of 137,298 common shares.

On December 31, 2018, the shareholders approved a capital increase of R$ 80,541 with earnings reserves and retained earnings without an issuance of new shares.

On March 8, 2019, the shareholders of Afya Brazil approved a renounce of dividends for the year ended December 31, 2016 of R$4,107; and an increase of capital through the issuance of 37,200 common shares, in the amount of R$ 0.01, subscribed entirely by the shareholders BR Health and certain members of the Esteves Family.

F-68

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

On March 12, 2019, the shareholders of Afya Brazil approved amongst other matters: (i) the change in its legal name to Afya Participações S.A.; (ii) a capital increase through the issuance of 156,337 common shares, in the amount of R$ 150,000, subscribed entirely by BR Health; and (iii) the propose to repurchase 160,000 common shares issued by the Company, at the acquisition price of R$ 206.25 per share, in the total amount of R$33,001, all held by the shareholder Nicolau Carvalho Esteves. The Company's common shares object of the repurchase approved were immediately canceled by the Company, without reduction of its share capital.

On March 29, 2019, Afya Brazil issued 378,696 common shares to the shareholders of BR Health and Guardaya, and had a capital increase of R$ 122,062 and an additional paid-in capital of R$ 137,051.

In June 2019, Afya Brazil’s shareholders approved an increase of capital through the issuance of 157,202 common shares in exchange of the acquisitions of FASA, IESP and Univaço minority interests, in the total amount of R$ 24,310.

On June 18, 2019, the shareholders of Afya Brazil approved an increase of capital through the issuance of 27,211 common shares in exchange of the acquisition of an addition 15% interest at UEPC, in the total amount of R$ 24,458, subscribed entirely by the shareholder Bozano Educacional II Fundo de Investimento em Participações Multiestratégia.

In addition to the capital increase related to the acquisition of the non-controlling interests of FASA, IESP and Univaço and the interest in UEPC, the Company had an additional paid-in capital of R$ 36,358.

c) Additional paid in capital

At the year ended December 31, 2021, Afya had capital increases regarding business combinations purchase price paid in shares totaling R$74,500.

Afya also had additional paid in capital regarding capital reserves on transferring treasury shares from the exercise of stock options and contribution of Afya Brazil shares paid to RX PRO selling shareholders, totaling R$21,861 and R$783 respectively.

d) Dividends

On March 8, 2019, the shareholders of Afya Brazil approved the cancellation of dividends for the year ended December 31, 2016 of R$4,107.

On June 13, 2019, Afya Brazil approved the payment of interim dividends totaling R$ 38,000 to Afya Brazil shareholders of record on June 13, 2019. The dividend amount was determined based on the Afya Brazil’s net income for the five months ended May 31, 2019 and were paid on September 26, 2019. Afya and its public shareholders were not entitled to receive such dividends.

At the year ended December 31, 2021, CCSI and IESVAP approved the payment of interim dividends of R$ 65,521, which R$46,873 was distributed to Afya Brazil and R$ 18,648 to non-controlling shareholders.

e) Buy-back program

On December 23, 2020, the Company announced that its Board of Directors has approved a share buy-back program. Under the share buyback program, Afya may repurchase up to 1,015,844 of its outstanding Class A common shares in the open market, based on prevailing market prices, or in privately negotiated transactions, over a period beginning on December 24, 2020 continuing until the earlier of the completion of the repurchase or December 31, 2021, depending upon market conditions.

F-69

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

On October 27, 2021, the Company’s board of directors approved a new share repurchase program. Afya may repurchase up to 1,383,108 of its outstanding Class A common shares in the open market, based on prevailing market prices, or in privately negotiated transactions, beginning on October 28, 2021 until the earlier of the completion of the repurchase or December 31, 2022, depending upon market conditions.

The share buy-back program takes place in accordance with the conditions established by the Board of Directors. Afya intends to repurchase the shares to execute the Stock Option Program for the executives of the Company. This program was concluded on October 21, 2021.

During 2021, the Company repurchased 2,142,051 shares at the weighted average price of R$ 99.76 (in Brazilian Reais) or US$ 18.00, amounting to R$ 213,722. During year ended December 31, 2021, 442,669 of these shares were used by the Company any to settle the share-based program, totaling R$55,197.

The following table illustrates the number and movements in treasury shares during the period:

	Number of shares	Average price (in Brazilian Reais)
Outstanding at January 1, 2021	-
Repurchased	2,142,051	99.76
Transferred from exercise of options	(442,669)	124.08
Transferred from shares contribution	(44,455)	111.94
Outstanding at December 31, 2021	1,654,927	92.23

18	Earnings per share (EPS)

Basic EPS is calculated by dividing net income attributable to the equity holders of the Company by the weighted average number of common shares outstanding during the period.

Diluted EPS is calculated by dividing net income attributable to the equity holders of the parent by the weighted average number of common shares outstanding during the period plus the weighted average number of shares that would be issued on conversion of all potential shares with dilutive effects.

Diluted earnings per share are computed including stock options granted to key management using the treasury shares method when the effect is dilutive. The Company has the stock option plan in the category of potentially dilutive shares.

The following table reflects the net income and share data used in the basic and diluted EPS calculations:

	2021	2020	2019
Numerator
Net income attributable to equity holders of the parent	223,326	292,075	153,916
Denominator
Weighted average number of outstanding shares	93,291,480	92,683,848	75,969,797
Effects of dilution from stock options	811,818	951,920	221,846
Weighted average number of outstanding shares adjusted for the effect of dilution	94,103,298	93,635,768	76,191,643

Basic earnings per share (R$)	2.39	3.15	2.03
Diluted earnings per share (R$)	2.37	3.12	2.02

F-70

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

19	Revenue

	2021	2020	2019

Tuition fees (*)	2,124,589	1,388,735	856,561
Other	167,441	99,817	43,116
Deductions
Granted discounts	(229,254)	(89,017)	(43,767)
Early payment discounts	(49,879)	(29,299)	(8,523)
Returns	(42,373)	(11,437)	(7,462)
Taxes	(74,232)	(49,629)	(28,157)
PROUNI	(176,921)	(107,979)	(61,138)
Net revenue from contracts with customers	1,719,371	1,201,191	750,630
Timing of revenue recognition of net revenue from contracts with customers
Tuition, digital content and app subscription fees - Transferred over time	1,640,889	1,128,558	713,827
Other - Transferred at a point in time	78,482	72,633	36,803

(*) As mentioned in Note 1, the Company assessed, in connection with the social distancing requirements, whether it has satisfied all performance obligations of its contracts with customers, according to IFRS15, and concluded it was necessary to defer a portion of its net revenues in the second semester of 2020. As result, R$2,361 of net revenue were deferred to the first semester of 2021 and recorded in advances from customers.

The Company`s revenue from contracts with customers are all in Brazil. The Company is not subject to the payment of the social integration program tax (Programa de Integração Social, or PIS) and the social contribution on revenues tax (Contribuição para o Financiamento da Seguridade Social, or COFINS) on the revenue from under graduation degrees under the PROUNI program.

The following table presents statements of income for the Company’s operating segments for the years ended December 31, 2021, 2020 and 2019:

Revenue by segment	Undergrad	Continuing Education	Digital Services	Elimination (inter-segment transactions)	2021

Types of services or goods	1,498,408	72,983	151,958	(3,978)	1,719,371
Tuition fees	1,486,111	72,983	-	-	1,559,094
Other	12,297	-	151,958	(3,978)	160,277

Timing of revenue recognition	1,498,408	72,983	151,958	(3,978)	1,719,371
Transferred over time	1,486,111	72,983	81,795	-	1,640,889
Transferred at a point in time	12,297	-	70,163	(3,978)	78,482

Revenue by segment	Undergrad	Continuing Education	Digital Services	Elimination (inter-segment transactions)	2020

Types of services or goods	1,002,461	107,197	93,152	(1,619)	1,201,191
Tuition fees	997,055	107,197	-	-	1,104,252
Other	5,406	-	93,152	(1,619)	96,939

Timing of revenue recognition	1,002,461	107,197	93,152	(1,619)	1,201,191
Transferred over time	997,055	107,197	24,306	-	1,128,558
Transferred at a point in time	5,406	-	68,846	(1,619)	72,633

F-71

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

Revenue by segment	Undergrad	Continuing Education	Digital Services	Elimination (inter-segment transactions)	2019

Types of services or goods	653,760	64,870	35,880	(3,880)	750,630
Tuition fees	648,957	60,195	-	-	709,152
Other	4,803	4,675	35,880	(3,880)	41,478

Timing of revenue recognition	653,760	64,870	35,880	(3,880)	750,630
Transferred over time	648,957	64,870	-	-	713,827
Transferred at a point in time	4,803	-	35,880	(3,880)	36,803

20	Expenses and costs by nature

	2021	2020	2019

Cost of services	(652,300)	(434,654)	(308,853)
General and administrative expenses	(622,615)	(402,855)	(239,120)
Total	(1,274,915)	(837,509)	(547,973)

Payroll	(677,564)	(446,473)	(324,252)
Hospital and medical agreements	(37,449)	(37,988)	(16,429)
Depreciation and amortization	(154,220)	(108,744)	(73,152)
Lease expenses	(11,229)	(2,555)	(4,494)
Utilities	(10,643)	(5,892)	(6,628)
Maintenance	(47,141)	(20,746)	(8,658)
Share-based compensation	(43,377)	(32,610)	(18,114)
Tax expenses	(7,997)	(5,326)	(2,696)
Pedagogical services	(47,881)	(24,037)	(6,271)
Sales and marketing	(39,506)	(18,361)	(12,966)
Allowance for doubtful accounts	(47,819)	(32,081)	(15,040)
Travel expenses	(7,542)	(4,550)	(7,054)
Consulting fees	(38,818)	(31,276)	(13,060)
Other	(103,729)	(66,870)	(39,159)
Total	(1,274,915)	(837,509)	(547,973)

F-72

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

21	Finance result

	2021	2020	2019

Income from financial investments	35,773	24,479	25,965
Changes in fair value of derivative instruments	-	20,739	-
Interest received	23,040	11,876	9,680
Foreign exchange differences	-	-	13,321
Other	5,753	5,196	2,723
Finance income	64,566	62,290	51,689

Change in fair value of derivative instruments	-	-	(1,780)
Interest expense	(108,437)	(25,543)	(24,002)
Interest expense on lease liabilities	(67,212)	(44,458)	(31,469)
Financial discounts granted	(23,193)	(8,081)	(923)
Bank fees	(7,878)	(6,333)	(2,876)
Foreign exchange differences	(17,973)	(4,613)	-
IOF taxes (taxes on financial transactions)	(3,306)	(1,661)	(6,801)
Other	(15,797)	(7,580)	(4,514)
Finance expenses	(243,796)	(98,269)	(72,365)

Finance result	(179,230)	(35,979)	(20,676)

22	Income taxes

Income taxes are comprised of taxation over operations in Brazil, related to Corporate Income Tax ("IRPJ") and Social Contribution on Net Profit ("CSLL"). According to Brazilian tax legislation, income taxes and social contribution are assessed and paid by legal entity and not on a consolidated basis.

Reconciliation of income taxes expense

The following is a reconciliation of income tax expense to profit (loss) for the year, calculated by applying the combined Brazilian statutory rates at 34% for the years ended December 31, 2021, 2020 and 2019:

	2021	2020	2019
Income before income taxes	273,462	335,054	186,937
Combined statutory income taxes rate - %	34%	34%	34%
Income taxes at statutory rates	(92,977)	(113,918)	(63,559)
Reconciliation adjustments:
Tax effect on loss from entities not subject to taxation	(37,794)	(8,474)	(1,265)
PROUNI - Fiscal Incentive (a)	194,830	120,851	73,397
Unrecognized deferred tax assets	(86,233)	(41,319)	(19,342)
Presumed profit income tax regime effect (b)	(7,066)	(2,640)	351
Permanent adjustments	(6,232)	2,567	-
Other	4,293	15,866	(3,757)
Income taxes expense – current	(31,179)	(27,067)	(14,175)
Effective rate	11.40%	8.08%	7.58%

(a) The Company adhered to PROUNI, established by Law 11,096 / 2005, which is a federal program that exempt companies of paying income taxes and social contribution.

(b) Brazilian tax law establishes that companies that generate gross revenues of up to R$ 78,000 in the prior fiscal year may calculate income taxes as a percentage of gross revenue, using the presumed profit income tax regime. The effect of the presumed profit of certain subsidiaries represents the difference between the taxation based on this method and the amount that would be due based on the statutory rate applied to the taxable profit of the subsidiaries.

F-73

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

Deferred income taxes

As of December 31, 2021, the Company had unrecognized deferred income tax assets on temporary differences and tax losses in the amount of R$ 432,226 (tax-basis) (R$ 214,387 (tax-basis) as of December 31, 2020) which does not have any tax planning opportunities available that could support the recognition of these temporary differences as deferred tax assets. Accordingly, the Company did not recognize deferred tax assets.

23	Insurance contracts and contingencies

a) Insurance contracts

The Company and its subsidiaries have a risk management program with the purpose of delimiting the risks, seeking in the market coverage compatible with its size and operations.

b) Legal proceedings and contingencies

The provisions related to labor, civil and taxes proceedings whose likelihood of loss is assessed as probable are as follows:

	Labor	Civil	Taxes	Total

Balances as of December 31, 2018	2,233	1,232	-	3,465
Business combinations	3,301	1,071	-	4,372
Additions	737	1,508	-	2,245
Reversals	(3,770)	(1,043)	-	(4,813)
Balances as of December 31, 2019	2,501	2,768	-	5,269
Business combinations	2,741	2,348	27,487	32,576
Additions	562	10,869	7,853	19,284
Reversals	(1,285)	(2,705)	-	(3,990)
Balances as of December 31, 2020	4,519	13,280	35,340	53,139
Business combinations	16,597	6,017	57,638	80,252
Additions *	5,418	5,101	14,225	24,744
Reversals	(1,044)	(1,470)	(7,334)	(9,848)
Balances as of December 31, 2021	25,490	22,928	99,869	148,287

* The amount of R$ 4,232 is related to tax legal proceedings attributed to the selling shareholders (R$ 9,940 for the year ended December 31, 2020). The same amount was recorded as indemnification assets in the statement of financial position in other assets.

There are other civil, labor, taxes and social security proceedings assessed by Management and its legal counsels as possible risk of loss, for which no provisions are recognized, as follows:

	2021	2020	2019

Labor	5,098	2,318	3,570
Civil	56,501	59,969	39,135
Taxes and social security	4,459	4,375	7,583
Total	66,058	66,662	50,288

The Company has judicial deposits recorded in other assets (non-current) in the amount of R$ 18,825 as of December 31, 2021 (December 31, 2020: R$ 1,451).

Under the terms of the Share Purchase and Sale Agreements ("Agreements") between the Company and the selling shareholders of the subsidiaries acquired, the Company assesses that the selling shareholders are exclusively responsible for any provisions (including labor, tax and civil), which are or will be the subject of a claim by any third party, arising from the act or fact occurred, by action or omission, prior to or on the closing dates of the acquisitions.

F-74

Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

Accordingly, and considering that the provisions for legal proceedings recorded by the Company that result from causes arising from events occurring prior to the closing dates of the acquisitions, any liability for the amounts to be disbursed, in case of their effective materialization in loss, belongs exclusively to the selling shareholders. In this context, the Agreements state that the Company and its subsidiaries are indemnified and therefore exempt from any liability related to said contingent liabilities and, therefore, the provision amounts related to such contingencies are presented in the non-current liabilities and the correspondent amount of R$ 135,355 (December 31, 2020: R$ 53,499) is presented in non-current other assets.

24	Non-cash transactions

During the years ended December 31, 2021, 2020 and 2019, the Company carried out non-cash transactions which are not reflected in the statement of cash flows. The main non-cash transactions in 2021 were the issuance of shares for the acquisitions of iClinic, Cliquefarma, and RXPRO, addition of the provision for legal proceedings with corresponding indemnification assets, additions and remeasurements of right-of-use assets and lease liabilities.

25	Subsequent events

a) Repurchase shares program

On January 27, 2022, the Company’s board of directors approved a new share repurchase program. Afya may repurchase up to 1,874,457 of its outstanding Class A common shares in the open market, based on prevailing market prices, or in privately negotiated transactions, beginning on January 27, 2022 until the earlier of the completion of the repurchase or December 31, 2022, depending upon market conditions.

b) Medical schools authorizations

On February 23, 2022, Afya announced that the Secretary of Regulation and Supervision of Higher Education of the Ministry of Education (“MEC”) authorized the operations of the medical schools in Abaetetuba, in the State of Pará, and Itacoatiara, in the State of Amazonas, both under Mais Médicos II program. With the authorizations, Afya reaches its third and fourth authorized schools to start operating under the Mais Medicos II program. Each medical school will contribute with 50 seats.

On March 16, 2022, MEC authorized the operations of the medical schools in Bragança, in the State of Pará, and Manacapuru, in the State of Amazonas, both under Mais Médicos II program. With the authorizations, Afya reaches its third and fourth authorized schools to start operating under the Mais Medicos II program. Each medical school will contribute with 50 seats.

c) Acquisition of Além da Medicina

On February 24, 2022, Afya Brazil announced the acquisition of 100% of the total share capital of Além da Medicina. The deal was closed March 4, 2022.

Além da Medicina is a medical content online platform for physicians and medical students that provides educational tools besides technical medical content that can assist them throughout their careers. Its robust content includes mentoring for residency, soft skills, finance, accounting, and investment basics for physicians.

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Afya Limited Notes to the consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

The aggregate purchase price was R$16.000 paid in cash. An earn-out of up to R$19.200 can be paid related to gross revenue achievements for 2023 and 2024.

The acquisition date fair value of each major class of consideration, including the allocation of the purchase price has not been completed by the Company as of the issuance date of these annual financial statements. The impact on revenue and profit or loss of the combined entity for the current reporting period as if the acquisition date had been as of the beginning of the annual reporting period is not available as the Company did not conclude this acquisition by December 31, 2021. Therefore, these financial statements do not include this information. The transaction costs to date amounted to R$ 211. Any goodwill generated in the transaction is not expected to be deductible for tax purposes.

d) Bertelsmann Explores Increasing Stake in Afya

On March 7, 2022, Afya announced that it was notified that Nicolau Carvalho Esteves and Rosângela de Oliveira Tavares Esteves, or the Esteves family, have made a binding offer to sell 6,000,000 Class B common shares of Afya at the purchase price of US$26.90 per share to an affiliate of Bertelsmann SE& Co. KGaA, or “Bertelsmann”. Bertelsmann’s acceptance of the offer remains subject to due diligence and Bertelsmann board approval.

e) Medical Seats Increase in Centro Universitário São Lucas

On March 18, 2022, Afya announced that MEC authorized the increase of 28 seats of Centro Universitário São Lucas, in Ji-Parana located in the state of Rondônia.

The earn-out related to the seats approval is R$800 per seat, adjusted by the CDI rate from the closing until the payment date, of which: (i) 50% is payable in 30 days, and (ii) 50% is payable in cash in two equal installments through 2024.

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